SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Quarterly Information (ITR)

Parent Company and Consolidated

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2021

with Review Report on the Quarterly Information

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Quarterly Information (ITR)

September 30, 2021

Contents

Comments on the Performance	2
Report of the Statutory Audit Committee (SAC)	7
Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)	8
Statement of the Executive Officers on the Independent Auditors’ Review Report	9
Independent Auditors’ Review Report on the Quarterly Information (ITR)	10

Balance Sheets	12
Income Statement	14
Comprehensive Income Statements	16
Statements of Changes in Shareholders’ Equity	17
Cash Flow Statements	18
Statement of Added Value	20
Notes on the Parent Company and Consolidated Quarterly Information (ITR)	21

Comments on the Performance

Sales: Consolidated gross sales reached around R$2.5 billion in 3Q21. GOL’s average daily sales reached R$27.6 million, representing around 66% of pre-pandemic sales, R$9.1 million above 2Q21 and 148% higher than 3Q20. During the quarter, the migration process of the Company’s PSS (Passenger Service System) to a new Sabre system temporarily reduced Company’s flights and sales by approximately 5% in the quarter, as provided for in the transition plan.

Customer experience: GOL believes that the Customer experience will be critical to growth of market share post-pandemic, as passengers will look to fly with airlines that they trust for Safety and Service. GOL’s Way of Serving was honored with the 2021 CustomerSA Award. The award recognizes, identifies and promotes the best practices by leading companies in customer service throughout Latin America.

To reinforce its commitment to Service further, in September, GOL completed its successful migration to the SabreSonic Passenger Service System (PSS). The technology will support sales growth and expansion in connectivity and integration with codeshare partners' sales systems by more efficiently managing the large number of passengers that travel on GOL each year, through improvements to the Customer booking experience and a more fluid service at check-in and other airport areas.

Eduardo Bernardes Neto, Vice President of Sales, Marketing and Clients stated: “The migration to Sabre’s PSS will enable us to be more efficient in our management of passenger bookings and offer our Customers a better overall digital experience, making more services available to our Clients through greater personalization, thus enhancing the competitive differentiation of GOL’s product.”

Expansion of commercial cooperation with American Airlines: In September, GOL signed a letter of intent to expand its commercial cooperation with American Airlines through an exclusive codeshare agreement for the next three years that expands beyond the terms of the previous codeshare partnership.

Operating since February 2020, the existing codeshare agreement already respresented the largest route network in the Americas, enabling the Company’s Customers to conveniently connect to more than 30 destinations in the United States. The partnership’s flights currently operate at GOL’s hubs in São Paulo (GRU) and Rio de Janeiro (GIG), integrating 34 Brazilian and international route options, including destinations like Montevideo, Uruguay.

Kakinoff added “The exclusive codeshare agreement between two of the leading airlines in the Americas brings together highly complementary air networks and offers Customers a superior travel experience with more flights and destinations in North America and South America. We believe this will further strengthen our operations in international markets, accelerating long-term growth and maximizing value for our shareholders. This also endorses confidence in the Company’s growth as the economy reopens and travel demand increases.”

As part of the agreement, American agreed to invest US$200 million in 22.2 million of GOL’s newly issued preferred shares in a capital increase, for a 5.2% stake in the Company. The completion of the extended partnership and equity investment is subject to closing conditions, including the execution and delivery of definitive documentation.

Network and Fleet: GOL’s fleet currently consists of 129 aircraft Boeing 737. This includes 91 737-800s, 23 737-700s, and 15 MAX-8 aircraft. The Company’s acceleration of its fleet transformation will replace 23 B 737-800 NGs with 28 Boeing 737 MAX8 aircraft by the end of 2022.

Leasing: During the third quarter, GOL maintained flexibility on its variable monthly payments contracts. The agreements signed with its lessors allow for the extension of deferrals in order to be adjusted proportionally to the recovery of capacity during 2021, resulting in a lower volume of payments. The efficient management of the lease contracts enabled the Company to record the lowest fleet indebtedness among local peers.

Aircraft Maintenance: In September, the Company celebrated the 15th anniversary of GOL Aerotech, the largest aircraft maintenance center in Latin America, located in Confins (MG). GOL Aerotech is qualified to perform maintenance services for companies and airlines that have Boeing 737 Next Generation, 737 Classic, 737 MAX and Boeing 767 family aircraft. It is certified by national and international regulators such as ANAC (National Civil Aviation Agency of Brazil), the FAA (Federal Aviation Administration, United States) and EASA (European Union Aviation Safety Agency).

Liability management: With the Retap of its Senior Secured Notes maturing in 2026 in the total amount of US$150 million, and the refinancing of its R$1.2 billion bank debt, GOL concluded the reprofiling of more than R$3.3 billion of short-term maturities. Excluding the effects of exchange rate variations from the devaluation of the Real, GOL is the only airline among its peers to maintain the same level of gross debt (including financial and leasing liabilities) and operating liabilities (suppliers payables and provisions) when compared to pre-pandemic anounts.

Sustainability: The Company invests in several initiatives to mitigate its environmental impact. GOL was the first airline in Latin America to affirm its commitment to zero carbon emissions by 2050, by using SAFs (Sustainable Aviation Fuels), and through operational and technical improvements that reduce GHG (Greenhouse Gases) emissions, in line with the guidelines of IATA and the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA).

2

GOL obtained the maximum score in Exame magazine's ranking of “Best and Biggest” in 2021 in the metrics of environmental, social and corporate responsibility practices, due to its standing out in relation to competitors in the Transport, Logistics and Logistics Services sector in all analysis criteria .

Furthermore, as announced in the second quarter, and GOL is the first airline to offer its Customers the option to offset carbon from their travels through a partnership with MOSS Earth, one of the world’s largest environmental carbon credit platforms. The emissions are offset with the MCO2 acquisition, the MOSS carbon credit, a global token backed by blockchain. The transaction that offsets carbon issued on a flight by supporting certified conservation projects in the Amazon region.

Within the Company’s Sustainability Policy, on September 1st of this year, GOL had the first carbon-neutral flight in Brazil, bound for Fernando de Noronha, departing from Recife. This initiative was born out of our partnership with MOSS, which will donate to the Company’s Customers the carbon offset of their trips to Fernando Noronha neutralizing total carbon emissions both to and from there. The GOL Clients that fly to the arquipelego receive an offset certification for the Recife-Noronha segment and, if they purchased other segments, they are invited to offset them also.

The Company also signed a non-binding memorandum of understanding with Avolon for the acquisition and/or lease of 250 electric vertical take-off and landing aircraft (eVTOL) of Vertical Aerospace. Assuming that the aircraft is certified in Brazil and that its deliveries are successful, the Company expects to start operations with a new and additional Brazilian air network using eVTOLs in mid-2025.

3

Operating and Financial Indicators

Traffic Data – GOL (in Millions)	3Q21	3Q20	% Var.	9M21	9M20	% Var.
RPK GOL – Total	5,932	3,164	87.5%	14,956	13,884	7.7%
RPK GOL – Domestic	5,932	3,164	87.5%	14,956	12,594	18.8%
RPK GOL – International	0	0	NM	0	1,290	NM
ASK GOL – Total	7,280	3,992	82.4%	18,312	17,444	5.0%
ASK GOL – Domestic	7,280	3,992	82.4%	18,312	15,660	16.9%
ASK GOL – International	0	0	NM	0	1,784	NM
GOL Load Factor – Total	81.5%	79.3%	2.2 p.p.	81.7%	79.6%	2.1 p.p.
GOL Load Factor – Domestic	81.5%	79.3%	2.2 p.p.	81.7%	80.4%	1.3 p.p.
GOL Load Factor – International	0.0%	0.0%	NM	0.0%	72.3%	NM
Operating Data	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Revenue Passengers - Pax on Board ('000)	4,991	2,604	91.7%	12,408	11,577	7.2%
Aircraft Utilization (Block Hours/Day)	10.2	6.7	52.2%	9.4	9.8	-4.1%
Departures	36,216	19,338	87.3%	88,675	87,440	1.4%
Total Seats (‘000)	6,398	3,360	90.4%	15,646	15,015	4.2%
Average Stage Length (km)	1,124	1,172	-4.1%	1,158	1,146	1.0%
Fuel Consumption (mm liters)	200	113	77.0%	505	506	-0.2%
Full-time Employees (at Period End)	14,193	15,083	-5.9%	14,193	15,083	-5.9%
Average Operating Fleet(6)	76	63	20.6%	69	65	6.2%
On-time Departures	95.76%	96.7%	-0.9 p.p.	95.7%	93.5%	2.2 p.p.
Flight Completion	98.88%	98.1%	0.8 p.p.	99.2%	97.5%	1.7 p.p.
Passenger Complaints (per 1,000 pax)	1.42	1.02	39.2%	1.15	1.08	6.5%
Lost Baggage (per 1,000 pax)	1.89	1.77	6.8%	1.92	2.11	-9.0%
Financial Information	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Net YIELD (R$ cents)	29.80	27.78	7.3%	27.22	29.27	-7.0%
Net PRASK (R$ cents)	24.28	22.02	10.3%	22.23	23.30	-4.6%
Net RASK (R$ cents)	26.31	24.42	7.7%	24.63	25.68	-4.1%
CASK (R$ cents)(4)	36.64	43.47	-15.9%	36.02	29.31	22.9%
CASK Ex-Fuel (R$ cents)(4)	27.40	35.55	-22.8%	27.20	20.98	29.5%
Adjusted CASK(6)	35.00	34.12	2.6%	34.34	24.97	37.5%
Adjusted CASK(6) Ex-Fuel (R$ cents)	25.76	26.19	-1.6%	25.52	16.64	53.4%
Recurring Adjusted CASK (R$ cents)	21.66	20.37	6.3%	20.87	19.26	8.4%
Recurring Adjusted CASK Ex-Fuel (R$ cents)	12.34	13.93	-11.4%	12.33	11.71	5.3%
Breakeven Load Factor(4)	113.5%	132.5%	-19.0 p.p.	118.6%	88.3%	30.3 p.p.
Average Exchange Rate(1)	5.2294	5.3772	-2.7%	5.3325	5.0793	5.0%
End of Period Exchange Rate(1)	5.4394	5.6407	-3.6%	5.4394	5.6407	-3.6%
WTI (Average per Barrel. US$)(2)	70.56	40.91	72.5%	64.82	38.36	69.0%
Price per Liter Fuel (R$)(3)	3.46	2.34	47.9%	3.25	2.65	22.6%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.50	0.28	78.6%	0.46	0.29	58.6%

(1)Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels.

Domestic market

GOL’s domestic demand was 5,932 million RPK, an increase of 87.5%, while the ASK supply increased 82.4% compared to 3Q20, and the load factor reached 81.5% in the quarter. The Company transported 4.9 million Customers in 3Q21, an increase of 91.7% compared to the same period in 2020.

International Market

In 3Q21, the Company carried out non-regular charter flights for soccer teams in championships. As most country borders were closed, GOL did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of the Company’s departures was 36,216, an increase of 87.3% over 3Q20. The total number of seats available to the market was 6.3 million in the second quarter of 2021, an increase of 90.4% quarter-over- quarter.

PRASK, Yield and RASK

Net PRASK increased by 10.3% in the quarter when compared to 3Q20, reaching 24.28 cents (R$). GOL’s net RASK was 26.31 cents (R$) in 3Q21, a n increase of 7.7% compared to 3Q20. Net yield increased 7.3% compared to 3Q20, reaching 29.80 cents (R$), but increase 15.2% when compared to 2Q21.

4

 Fleet

At the end of 3Q21, GOL's total fleet was 129 Boeing 737 aircraft, comprised of 114 NGs and 15 MAXs (operational). At the end of 3Q20, GOL's total fleet was 129 aircraft, of which seven were MAXs (non- operational). The average age of the Company's fleet was 11.1 years at the end of 3Q21.

GOL‘s operating fleet is 100% composed of narrow body aircraft financed via operating leases.

Total Fleet at Period-end	3Q21	3Q20	%Var.	2Q21	%Var.
B737s	129	129	0	127	2
B737-7 NG	23	22	1	23	0
B737-8 NG	91	100	-9	94	-3
B737-8 MAX 8	15	7	8	10	5

As of September 30, 2021, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8s and 22 orders were for 737 MAX-10s. The Company's plan is to return up to six aircraft by the end of 2021, with the flexibility to return even more aircraft if necessary.

Fleet Plan	2021E	2022E	2023E	>2024E	Total
Operating Fleet at the End of the Year	102	115
Aircraft Commitments (R$ MM)	452.8	2,592.8	3,853.3	21,117.6	28,016.5

During the third quarter, GOL maintained flexibility on its fixed monthly payments via variable contracts. The agreements signed with its lessors allow for the extension of deferrals in order to be adjusted proportionally to the recovery of capacity during 2021. Lease liability measurement took into account the new payment flows, the discount rate and the exchange rate on the date of the contractual changes. The calculated effects were recorded as an increase in the lease liability in the amount of R$47.4 million, with a corresponding decrease in fixed assets.

GOL recently signed agreements to acquire 28 additional Boeing 737 MAX-8 aircraft, which should reduce the Company’s unit costs by 8% in 2022.

The 28 B 737 MAX 8 aircraft will replace 23 B 737-800 NGs by the end of 2022. The Company currently operates 15 737 MAX aircraft and has returned 18 B737 NGs in the past 18 months. Due to the new agreements, GOL will end 2021 with 28 737 MAX-8 aircraft (~20% of the total fleet). By the end of 2022, the Company will have 44 737 MAX aircraft (32% of the total fleet). With current purchase commitments for 737 MAX, GOL expects to meet its goal of a 75% MAX fleet by 2030.

Glossary of Industry Terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor) acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas, a region that serves as a reference to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	TOTAL CASH: Total cash, financial investments, and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight, plus taxi time.
•	LESSOR: The party renting a property or other asset to another party, the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case, flights of more than four hours’ duration).
•	REVENUE PASSENGERS: total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing prepayments for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.

5

•	Passenger Revenue per Available Seat Kilometer (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total number of available seat kilometers.
•	Sale-leaseback: A financial transaction whereby a resource is sold and then leased back, enabling the use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation, calculated as the weight of the cargo in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies, and other factors, many of which are beyond GOL’s control and which may lead the results, performances, or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL’s current and future business strategies and GOL’s future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those effectively achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove incorrect, and the final results may differ. These are merely estimates and projections and, as such, are based exclusively on management’s expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice, the Company discloses so-called non-GAAP financial measures, which are not recognized under IFRS or other accounting standards, including “Net Debt”, “Total Liquidity” and “EBITDA”. GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts, and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other airlines and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

6

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee of Gol Linhas Aéreas Inteligentes S.A., in compliance with its legal and statutory obligations, has reviewed the Parent Company and Consolidated Quarterly Information (ITR) for the three-month and nine-month periods ended September 30, 2021. Based on the procedures we have undertaken and considering the independent auditors’ review report issued by Grant Thornton Auditores Independentes and the information and explanations we have received during the quarter, we conclude that these documents can be submitted to the assessment of the Board of Directors.

São Paulo, November 8, 2021

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

7

Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)

Under the provisions of CVM Instruction 480/09, the executive officers state that they have discussed, reviewed, and approved the Parent Company and Consolidated Quarterly Information (ITR) for the three-month and nine-month periods ended September 30, 2021.

São Paulo, November 8, 2021

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer, and Investor Relations Officer

8

Statement of the Executive officers on the Independent Auditors’ Review Report

Under the provisions of CVM Instruction 480/09, the Executive Board states that it has discussed, reviewed, and agreed with the conclusion of the review report from the independent auditor, Grant Thornton Auditores Independentes, on the Parent Company and Consolidated Quarterly Information (ITR) for the three-month and nine-month periods ended September 30, 2021.

São Paulo, November 8, 2021

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer, and Investor Relations Office

9

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on review of interim financial information

To the Board of directors and shareholders of Gol Linhas Aéreas Inteligentes S.A. São Paulo – SP	Grant Thornton Auditores Independentes Av. Eng. Luís Carlos Berrini, 105 - 12[o] andar Itaim Bibi, São Paulo (SP) Brasil T +55 11 3886-5100

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended September 30, 2021, comprising the balance sheet as of September 30, 2021 and the respective statements of income and of comprehensive income for the periods of three and nine months then ended and of changes in shareholders’ equity and of cash flows for the period of nine months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

© 2021 Grant Thornton Auditores Independentes. All rights reserved │ GLAI	10

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter

Significant uncertainty as to the ability to continue as a going concern

We draw attention to Note 1, which states that the individual and consolidated interim financial information were prepared under the assumption of going concern. As described in the aforementioned note, the Company has been impacted in its operations due to the effects of the COVID-19 pandemic and recorded net working capital deficit and equity deficiency as of September 30, 2021 which, together with other events and conditions, indicate the existence of material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The plans and actions being developed by Management to restore the Company’s financial economic balance and financial position are described in Note 1. The individual and consolidated interim financial information do not include any adjustment that may arise from the result of such uncertainty. Our review conclusion is not qualified regarding this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 08, 2021

Octavio Zampirollo Neto

Assurance Partner

Grant Thornton Auditores Independentes

Balance

© 2021 Grant Thornton Auditores Independentes. All rights reserved │ GLAI	11

Balance Sheets September 30, 2021 and December 31, 2020 (In thousands of Reais)

		Parent Company		Consolidated
Assets	Note	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020

Current
Cash and Cash Equivalents	6	343,832	423,937	1,043,358	662,830
Financial Investments	7	373	236	89,943	628,343
Restricted Cash	8	4,298	4,194	210,523	355,769
Trade Receivables	9	-	-	638,864	739,699
Inventories	10	-	-	239,001	195,638
Prepayment to Suppliers and Third-Parties	11	57	10,441	264,716	318,769
Taxes to Recover	12	3,504	6,295	157,677	186,955
Rights from Derivative Transactions	34.2	-	-	2,602	12,526
Dividends and Interest on Shareholders’ Equity to Receive		-	24,120	-	-
Other Credits		9,045	9,640	121,537	144,822
Total Current		361,109	478,863	2,768,221	3,245,351

Noncurrent
Financial Investments	7	-	-	289	992
Restricted Cash	8	3	7	97,343	188,838
Deposits	14	48,313	118,261	1,898,858	2,058,455
Advances to Suppliers	11	-	-	97,332	89,701
Taxes to Recover	12	13,060	12,102	120,186	318,404
Deferred Taxes	13	53,298	53,492	53,541	53,563
Other Credits		-	-	33,455	34,338
Credits with Related Companies	29.1	7,024,325	4,897,331	-	-
Rights from Derivative Transactions	34.2	107,290	87,663	107,290	116,283
Investments	15	-	574,717	-	815
Property, Plant & Equipment	16	367,745	68,660	5,968,074	4,960,288
Intangible Assets	17	-	-	1,810,486	1,747,108
Total Noncurrent		7,614,034	5,812,233	10,186,854	9,568,785

Total		7,975,143	6,291,096	12,955,075	12,814,136

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

12

Balance Sheets September 30, 2021 and December 31, 2020 (In thousands of Reais)

		Parent Company		Consolidated
Liabilities	Note	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020

Current
Loans and Financing	18	163,272	638,964	1,848,112	2,353,279
Leases to Pay	19	-	-	2,138,765	1,317,008
Suppliers	20	65,551	72,702	1,773,284	1,612,536
Suppliers - Forfaiting	21	-	-	23,629	-
Labor Liabilities		162	181	373,417	334,670
Taxes to Collect	22	907	292	61,876	73,614
Landing Fees		-	-	634,353	907,958
Advance Ticket Sales	23	-	-	2,297,031	2,050,799
Frequent-Flyer Program	24	-	-	1,236,598	1,258,502
Prepayment from Customers		-	-	88,731	27,897
Provisions	25	-	-	330,648	169,381
Liabilities with Derivative Transactions	34.2	-	-	-	5,297
Other Liabilities		52	-	408,107	287,275
Total Current		229,944	712,139	11,214,551	10,398,216

Noncurrent
Loans and Financing	18	9,572,740	6,990,749	9,950,575	7,623,687
Leases to Pay	19	-	-	6,961,029	6,267,184
Suppliers	20	16	-	38,742	32,658
Labor Liabilities		-	-	28,079	-
Taxes to Collect	22	-	-	25,964	32,362
Landing Fees		-	-	284,302	-
Frequent-Flyer Program	24	-	-	338,576	322,460
Provisions	25	-	-	1,756,620	1,353,515
Deferred Taxes	13	-	-	10,211	219,634
Liabilities to Related Parties	29.1	6,523	8,791	-	-
Provision for Investment Losses	15	15,863,999	12,670,479	-	-
Other Liabilities		581,535	316,030	626,040	331,479
Total Noncurrent		26,024,813	19,986,049	20,020,138	16,182,979

Shareholders’ Equity
Share Capital	26.1	4,041,424	3,009,436	4,041,424	3,009,436
Shares to Issue		12	1,180	12	1,180
Treasury Shares	26.2	(41,514)	(62,215)	(41,514)	(62,215)
Capital Reserves		202,258	207,246	202,258	207,246
Equity Valuation Adjustments		(1,084,209)	(577,369)	(1,084,209)	(577,369)
Accumulated Losses		(21,397,585)	(16,985,370)	(21,397,585)	(16,985,370)
Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company		(18,279,614)	(14,407,092)	(18,279,614)	(14,407,092)

Minority Interest		-	-	-	640,033
Total Shareholders’ Equity (Deficit)		(18,279,614)	(14,407,092)	(18,279,614)	(13,767,059)

Total		7,975,143	6,291,096	12,955,075	12,814,136

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

13

Income Statement Periods ended on September 30, 2021 and 2020 (In thousands of Brazilian Reais - R$, except basic and diluted loss per share)

		Parent Company
		Three-month period ended on		Nine-month period ended on
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Operating Revenues (Expenses)
Selling Expenses		(24)	-	(417)	-
Administrative Expenses		(17,349)	(6,095)	(121,764)	(13,265)
Other Revenues and Expenses, Net		2,262	(18,289)	2,742	357,970
Total Operating Expenses	31	(15,111)	(24,384)	(119,439)	344,705

Equity Earnings (Loss)	15	(2,133,276)	(1,564,142)	(3,843,053)	(5,354,694)

Operating Loss before Financial Income (Expenses) and Income Taxes		(2,148,387)	(1,588,526)	(3,962,492)	(5,009,989)

Financial Income (Expenses)
Financial Revenues		103,069	244,748	297,928	1,010,892
Financial Expenses		(188,170)	(272,462)	(590,587)	(1,013,662)
Financial Revenues (Expenses), Net	32	(85,101)	(27,714)	(292,659)	(2,770)

Financial Income (Expenses) before Exchange Rate Change, Net		(2,233,488)	(1,616,240)	(4,255,151)	(5,012,759)

Exchange Rate Change, Net	32	(292,993)	(108,328)	(156,870)	(990,752)

Loss before Income Tax and Social Contribution		(2,526,481)	(1,724,568)	(4,412,021)	(6,003,511)

Income Tax and Social Contribution
Current		-	722	-	(2,356)
Deferred		(244)	4,076	(194)	915
Total Income Tax and Social Contribution	13	(244)	4,798	(194)	(1,441)

Loss for the Period		(2,526,725)	(1,719,770)	(4,412,215)	(6,004,952)

Basic and Diluted Loss	27
Per Common Share		(0.182)	(0.163)	(0.338)	(0.570)
Per Preferred Share		(6.405)	(22.340)	(11.893)	(19.964)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

14

Income Statement Periods ended on September 30, 2021 and 2020 (In thousands of Brazilian Reais - R$, except basic and diluted loss per share)

		Consolidated
		Three-month period ended on		Nine-month period ended on
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net Revenue
Passenger Transportation		1,767,430	879,026	4,071,282	4,063,662
Cargo and Others		147,621	95,894	439,768	416,833
Total Net Revenue	30	1,915,051	974,920	4,511,050	4,480,495

Cost of Services	31	(1,841,205)	(958,970)	(4,720,393)	(4,040,886)
Gross Profit (Loss)		73,846	15,950	(209,343)	439,609

Operating Revenues (Expenses)
Selling Expenses		(150,030)	(82,257)	(354,855)	(317,431)
Administrative Expenses		(652,723)	(381,304)	(1,447,946)	(949,021)
Other Revenues and Expenses, Net		(23,545)	(312,836)	(73,061)	194,217
Total Operating Expenses	31	(826,298)	(776,397)	(1,875,862)	(1,072,235)

Operating Loss before Financial Income (Expenses) and Taxes		(752,452)	(760,447)	(2,085,205)	(632,626)

Financial Income (Expenses)
Financial Revenues		78,706	242,584	242,357	1,137,231
Financial Expenses		(558,898)	(618,460)	(1,606,253)	(2,339,673)
Financial Revenues (Expenses), Net	32	(480,192)	(375,876)	(1,363,896)	(1,202,442)

Income (Expenses) before Exchange Rate Change, Net and Income Taxes		(1,232,644)	(1,136,323)	(3,449,101)	(1,835,068)

Exchange Rate Change, Net	32	(1,486,966)	(551,232)	(1,085,661)	(4,064,660)

Loss before Income Tax and Social Contribution		(2,719,610)	(1,687,555)	(4,534,762)	(5,899,728)

Income Tax and Social Contribution
Current		(3,356)	(42,093)	(48,944)	(77,946)
Deferred		196,241	33,723	209,224	23,059
Total Income Tax and Social Contribution	13	192,885	(8,370)	160,280	(54,887)

Loss for the Period		(2,526,725)	(1,695,925)	(4,374,482)	(5,954,615)

Net Profit (Loss) Attributable to:
Shareholders of the Parent Company		(2,526,725)	(1,719,770)	(4,412,215)	(6,004,952)
Minority Shareholders		-	23,845	37,733	50,337

Basic and Diluted Loss	27
Per Common Share		(0.182)	(0.163)	(0.338)	(0.570)
Per Preferred Share		(6.405)	(22.340)	(11.893)	(19.964)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

15

Statements of Comprehensive Income Periods ended on September 30, 2021 and 2020 (In thousands of Brazilian reais - R$)

	Parent Company
	Three-month period ended on		Nine-month period ended on
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Loss for the Period	(2,526,725)	(1,719,770)	(4,412,215)	(6,004,952)

Other Comprehensive Income that will be Reversed to Income (Expenses)
Cash Flow Hedge, Net of Income Tax and Social Contribution	(13,143)	(43,822)	402,639	(1,122,171)
Actuarial Losses from Pension Plans and Post-Employment Benefits	-	-	-	27,287
Cumulative Adjustment of Conversion into Subsidiaries	(36)	(29)	501	(304)
	(13,179)	(43,851)	403,140	(1,095,188)

Total Comprehensive Income (Expenses) for the Period	(2,539,904)	(1,763,621)	(4,009,075)	(7,100,140)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Loss for the Period	(2,526,725)	(1,695,925)	(4,374,482)	(5,954,615)

Other Comprehensive Income that will be Reversed to Income (Expenses)
Cash Flow Hedge, Net of Income Tax and Social Contribution	(13,143)	(43,822)	402,639	(1,122,171)
Actuarial Losses from Pension Plans and Post-Employment Benefits	-	-	-	27,287
Cumulative Adjustment of Conversion into Subsidiaries	(36)	(29)	773	(304)
	(13,179)	(43,851)	403,412	(1,095,188)

Total Comprehensive Income (Expenses) for the Period	(2,539,904)	(1,739,776)	(3,971,070)	(7,049,803)

Comprehensive Income (Expenses) Attributed to:
Shareholders of the Parent Company	(2,539,904)	(1,763,621)	(4,009,075)	(7,100,140)
Minority Shareholders	-	23,845	38,005	50,337

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

16

Statements of Changes in Shareholders’ Equity Periods ended on September 30, 2021 and 2020 (In thousands of Brazilian reais - R$)

Parent Company and Consolidated
				Capital Reserves			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Bonus on Transfer Options	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefits	Other Comprehensive Income	Effects of Change in Equity Interest	Accumulated Losses	Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company	Non-Controlling Interests	Total
Balances on December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
Other Comprehensive Income, Net	-	-	-	-	-	-	(1,122,171)	27,287	(304)	-	-	(1,095,188)	(73)	(1,095,261)
Net Income (Loss) for the Period	-	-	-	-	-	-	-	-	-	-	(6,004,952)	(6,004,952)	50,337	(5,954,615)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	(1,122,171)	27,287	(304)	-	(6,004,952)	(7,100,140)	50,264	(7,049,876)
Capital Increase due to Options Exercised Options	954	(954)	-	-	-	-	-	-	-	-	-	-	-	-
Prepayment for Future Capital Increase	-	674	-	-	-	-	-	-	-	-	-	674	-	674
Transfer of Treasury Shares	-	-	40,328	-	-	(40,328)	-	-	-	-	-	-	-	-
Effects from Dilution in the Equity Interest	-	-	-	-	642	-	-	-	-	-	(690)	(48)	48	-
Stock Option	-	-	-	-	-	16,984	-	-	-	-	-	16,984	689	17,673
Balances on September 30, 2020	3,009,132	304	(62,215)	17,497	83,871	101,206	(1,652,214)	(13,758)	(304)	759,335	(17,002,055)	(14,759,201)	622,255	(14,136,946)

Balances on December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other Comprehensive Income, Net	-	-	-	-	-	-	402,639	-	501	-	-	403,140	272	403,412
Net Income (Loss) for the Period	-	-	-	-	-	-		-	-	-	(4,412,215)	(4,412,215)	37,733	(4,374,482)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	402,639	-	501	-	(4,412,215)	(4,009,075)	38,005	(3,971,070)
Stock Option	-	-	-	-	-	15,125	-	-	-	-	-	15,125	263	15,388
Capital Increase due to Stock Options Exercised	2,088	(1,168)	-	-	-	-	-	-	-	-	-	920	-	920
Interim Dividends Distributed by the Subsidiary Smiles (Note 26.3)	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Treasury Shares Sale	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Transfer of Treasury Shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Acquisition of Interest from Non-Controlling Shareholders (Notes 1.4, 15 and 26.1)	606,839	-	-	-	744,450	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of Preferred Shares (Note 1.4)	-	-	-	-	(744,450)	-	-	-	-	-	-	(744,450)	-	(744,450)
Capital Increase (Note 26.1)	423,061	-	-	-	-	-	-	-	-	-	-	423,061	-	423,061
Balances on September 30, 2021	4,041,424	12	(41,514)	11,020	83,229	108,009	(908,437)	(26,669)	1,065	(150,168)	(21,397,585)	(18,279,614)	-	(18,279,614)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

17

Cash Flow Statements Periods ended on September 30, 2021 and 2020 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Loss for the Period	(4,412,215)	(6,004,952)	(4,374,482)	(5,954,615)
Adjustments to Reconcile the Net Loss to Cash Generated from Operating Activities
Depreciation - Aircraft Right of Use	-	-	444,760	652,295
Depreciation and Amortization - Others	-	-	508,893	817,495
Provision for Doubtful Accounts	-	-	165	598
Provision for Legal Proceedings	-	-	514,974	219,160
Provisions for Inventory Obsolescence	-	-	57	608
Reversal of Provision for Losses on Advances to Suppliers	-		(4,705)	-
Recovery of Overdue Credits	-	-	(57,422)	(126,675)
Adjustment to Present Value of Assets and Liabilities	-	-	53,975	48,603
Deferred Taxes	194	(915)	(209,224)	(23,059)
Equity Pickup	3,843,053	5,354,694	-	-
Share-Based Compensation	-	-	15,388	16,984
Sale-Leaseback	-	-	-	(112,591)
Actuarial Losses from Post-Employment Benefits	-	-	13,060	8,024
Exchange Rate and Cash Changes, Net	135,997	1,132,507	1,041,209	3,812,024
Interest on Loans and Leases and Amortization of Costs	516,928	342,241	1,362,644	1,075,638
Provision for Aircraft and Engine Return	-	-	334,409	90,883
Provision (Reversal) for Deposit Reduction and Maintenance Reserve	-	-	10,521	-
Write-off of Collateral Deposits for Lease and Maintenance	89,307	-	264,397	117,310
Income (Expenses) from Derivatives Recognized in Income (Expenses)	(15,753)	121,745	41,014	668,447
Unrealized Income (Expenses) on Derivatives – ESN (*)	(168,199)	(512,876)	(168,199)	(512,876)
Provision for Labor Liabilities	-	-	142,467	131,494
Write-off of Property, Plant & Equipment and Intangible Assets	-	108,538	2,495	91,617
Other Provisions	-	1,313	(4,127)	54,500
Adjusted Net Income (Expenses)	(10,688)	542,295	(67,731)	1,075,864

Changes in Operating Assets and Liabilities:
Trade Receivables	-	-	100,754	451,337
Financial Investments	4,827	5,975	(43,331)	231,223
Inventories	-	-	(43,420)	(1,112)
Prepayment to Suppliers and Third-Parties	10,384	(15)	51,127	(139,149)
Deposits	(7,345)	(2,270)	(85,535)	(64,624)
Taxes to Recover	1,833	6,881	284,918	47,947
Variable Leases	-		21,884
Suppliers	(6,627)	15,950	156,885	336,321
Suppliers - Forfaiting	-	-	23,629	(143,010)
Labor Liabilities	(19)	33	(75,641)	(188,515)
Taxes to Collect	615	(4,667)	24,646	40,142
Landing Fees	-	-	10,697	52,087
Advance Ticket Sales	-	-	246,232	(160,218)
Frequent-Flyer Program	-	-	(5,788)	379,938
Prepayment from Customers	-	-	60,834	3,565
Liabilities with Derivative Transactions	-	-	131,897	(749,915)
Provisions	-	-	(424,372)	(198,914)
Other Credits (Liabilities)	266,152	(2,445)	462,699	125,246
Interest Paid	(501,091)	(465,844)	(585,199)	(546,360)
Income Tax Paid	-	(2,789)	(42,782)	(51,060)
Net Cash (Used in) from Operating Activities	(241,959)	93,104	202,403	500,793

18

Cash Flow Statements Periods ended on September 30, 2021 and 2020 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Loans Receivable from Related Parties	(1,762,666)	(629,303)	-	-
Financial Investments in Subsidiary	-	-	610,425	497,777
Restricted Cash	(100)	2,254	38,471	(108,750)
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	287,128	15,002	-	-
Prepayment for Future Capital Increase in Subsidiary	(222,700)		-	-
Prepayment for Property, Plant & Equipment Acquisition, Net	-	-	(232,347)	(91,439)
Acquisition of Property, Plant & Equipment	(310,675)	(10,419)	(195,331)	(507,095)
Return of Advances for Acquisition of Property, Plant & Equipment	11,590	136,962	11,590	136,962
Acquisition of Intangible Assets	-	-	(122,462)	(47,910)
Net Cash Flows (Used in) from Investment Activities	(1,997,423)	(485,504)	110,346	(120,455)

Funding of Borrowings	2,261,773	1,367,825	2,272,725	1,846,113
Loan Payments	(499,663)	(2,131,879)	(672,628)	(2,761,194)
Lease Payments - Aircraft	-		(912,287)	(771,447)
Lease Payments - Others	-	-	(11,602)	(12,986)
Derivatives Paid (Received)	-	-	-	21,800
Sale of Treasury Shares	588		588	-
Acquisition of Interest from Non-Controlling Shareholders	-		(744,450)	-
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Shareholders	-	-	(260,131)	(14,811)
Capital Increase by Shareholders	423,061	-	423,061	-
Shares to Issue	920	674	920	674
Net Cash Flows (Used in) from Financing Activities	2,186,679	(763,380)	96,196	(1,691,851)

Exchange Rate Change of the Cash of Subsidiaries Abroad	(27,402)	145,662	(28,417)	164,842

Increase (Decrease) in Cash and Cash Equivalents	(80,105)	(1,010,118)	380,528	(1,146,671)

Cash and Cash Equivalents at the Start of the Fiscal Year	423,937	1,016,746	662,830	1,645,425
Cash and Cash Equivalents at the End of the Period	343,832	6,628	1,043,358	498,754

(*) Exchangeable Senior Notes

Transactions that do not affect cash are presented in Note 35 of this Quarterly Information.

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

19

Statement of Added Value Periods ended on September 30, 2021 and 2020 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenues
Passenger, Cargo, and Other Transportation	-	-	4,738,798	4,681,010
Other Operating Revenues	62	357,970	127,503	194,217
Provision for Doubtful Accounts	-	-	(165)	(598)
	62	357,970	4,866,136	4,874,629
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(1,659,764)	(1,506,552)
Materials, Energy, Third-Party Services, and Others	(110,591)	(8,567)	(2,355,433)	(961,465)
Aircraft Insurance	-	-	(36,918)	(27,332)
Sales and Marketing	(345)	(366)	(237,427)	(221,496)
Gross Added Value	(110,874)	349,037	576,594	2,157,784

Depreciation - Aircraft Right of Use	-		(444,760)	(652,295)
Depreciation and Amortization - Others	-	-	(508,893)	(817,495)
Net Added Value Produced by the Company	(110,874)	349,037	(377,059)	687,994

Added Value Received on Transfers
Equity Earnings (Loss)	(3,843,053)	(5,354,694)	-	-
Financial Revenue	385,614	1,010,892	342,144	1,137,231
Total Value Added (Distributed) to Distribute	(3,568,313)	(3,994,765)	(34,915)	1,825,225

Distribution of Value Added:
Direct Compensation	10,077	3,137	1,044,005	794,321
Benefits	328	1	151,496	128,945
FGTS	-	-	59,199	31,613
Personnel	10,405	3,138	1,254,700	954,879

Federal	1,214	2,695	216,141	362,875
State	-	-	11,815	10,362
Municipal	-	-	1,690	2,373
Taxes, Fees, and Contributions	1,214	2,695	229,646	375,610

Interest and Exchange Rate Change - Aircraft Leases	-	-	998,953	2,833,670
Interest and Exchange Rate Change - Others	832,283	2,004,354	1,770,704	3,550,926
Rents	-	-	85,342	63,396
Others	-	-	222	1,359
Third-Party Capital Compensation	832,283	2,004,354	2,855,221	6,449,351

Net Loss for the Period	(4,412,215)	(6,004,952)	(4,412,215)	(6,004,952)
Net Profit of the Period Attributed to Non-Controlling Shareholders	-	-	37,733	50,337
Shareholders’ Equity Compensation	(4,412,215)	(6,004,952)	(4,374,482)	(5,954,615)

Total Value Added Distributed (to Distribute)	(3,568,313)	(3,994,765)	(34,915)	1,825,225

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

20

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, Portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Impacts and Measures taken by the Management regarding Covid-19

The third quarter of 2021 was marked as a period of recovery in global economic activity with progress in vaccination and a reduction in the number of cases and deaths due to the pandemic triggered by Covid-19, which directly affects the demand for air tickets in the leisure and corporate markets.

With the fast vaccination pace in the country, which currently has more than half of the population fully vaccinated and 71% with the first dose, according to data from the Press Consortium based on data from the state health offices, the airline industry continues to recover the demand in 3Q21, with higher sales indicators and demand for flights on search platforms, including trips scheduled for the approaching high season.

GOL's operations showed a higher flight volume, with over 36,000 take-offs in the third quarter of 2021, compared to around 20,000 take-offs in the second quarter of 2021. The daily sales volume also grew, going from R$11 million per day on July 1, 2021 to R$23 million per day on September 30, 2021, which continues in October 2021 with a daily peak above R$58 million. Since the pandemic started, GOL, readjusting its airline network, has had consistent occupancy rates at a level close to 80%, reaching 81.4% in the third quarter of 2021. The flexible business model based on a single fleet type is key to following the drop of over 90% in passenger demand during the lockdown and sanitary barriers.

In 2021, GOL has the initiative to transport Covid-19 vaccines for free, with GOLLOG and health professionals to work directly in the fight against the pandemic, besides crediting 1,000 Smiles’ miles for each GOL flight, at no cost. There are also active and strict protocols for aircraft hygiene, as well as safety and health, besides actions to reduce human contact throughout the entire chain.

The Company, through its Executive Committee, with its entire management body, works in a timely manner to support society, monitor demand, and define financial and operational strategies. Following WHO guidelines, the Company is currently working with its ecosystem to help advance the Brazil’s vaccination calendar, which should lead to the resumption of economic activity and also corporate markets of the Brazilian air transportation, as seen in initial forecasts in countries with further advanced immunization.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.1.1	Impacts on the Parent Company and Consolidated Quarterly Information

As mentioned, the pandemic’s impacts were immediate and severe for the Company. The main consequence was the reduction in the operational air network, meeting the lower demand, which was verified by the lower Company’s net revenue and margins. The table below details the reclassifications made in the three-month and nine-month periods ended September 30, 2021, which are directly related to the Covid-19 pandemic and additional disclosures:

		Consolidated – September 30, 2021
		Three-month period ended on		Nine-month period ended on
Income Statement - Reclassifications		Cost of Services	Other Revenues and Expenses, Net	Cost of Services	Other Revenues and Expenses, Net
Flight Equip. Depreciation - Idleness	(a)	56,517	(56,517)	199,727	(199,727)
Personnel Costs - Idleness	(a)	74	(74)	394	(394)

(a)	Due to the drop in the number of flights operated and labor agreements suspended, where the Company incurred with the burden of time and paid part of the personnel compensation, by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS 2, expenses and depreciation of flight equipment not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services to the group of other revenues and expenses, net.

Like all other business organizations, the Company is unable to foresee the duration of the pandemic and the continued extent of the impacts caused by it on future business, results and cash generation. For this reason, when preparing this quarterly information, the Management considered the most recent forecasts available, duly reflected in the Company's business plans. In the period ended September 30, 2021, no adjustment was needed regarding impairments on the Company’s Taxes to Recover, Deferred Tax Assets, Property, Plant & Equipment, and Intangible Assets.

1.2.	Capital Structure and Net Current Capital

Consolidated net current capital on September 30, 2021 is negative by R$8,446,330 (R$7,152,865 negative on December 31, 2020). The variation is mainly due to an increase of Leases to pay totaling R$821,757, as a result of the deferrals negotiation in lease agreements, an increase of R$246,232 in Advance Ticket Sales and R$161,267 in Provisions, which reflect a higher volume of operations expected to coming quarters. Of the consolidated negative net current capital, on September 30, 2021, R$3,533,629 refers to advances from ticket sales and the frequent-flyer program (R$3,309,301 on December 31, 2020), which are expected to be substantially recognized with the Company’s services.

On September 30, 2021, the Company also had a negative shareholders’ equity position attributed to the controlling shareholders of R$18,279,614 (negative by R$14,407,092 on December 31, 2020). The variation observed is due to the pandemic’s impacts on the Company’s operations and mainly due to the negative exchange variation resulting from the devaluation of the Brazilian real, with a loss of R$4,412,215 attributable to the controlling shareholders in the nine-month period ended on September 30, 2021. This impact was partially offset by the capital increase held by the Company's shareholders totaling R$423,061.

The Company is highly sensitive to the domestic macroeconomic scenario and the U.S. dollar, as approximately 96.1% of the indebtedness (loans and financing and leases) is linked to US dollars (“US$”) and 36.3% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Over the past four years, the Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats to the demand level, thus promoting high occupancy rates, reducing costs, and adjusting the capital structure, as well as implementing structuring initiatives for its balance sheet.

In the period ended September 30, 2021, the Company completed important initiatives to strengthen its capital structure, such as: (i) acquiring the interest from Smiles’ non-controlling shareholders; (ii) complementary issues of Senior Secured Notes of US$450 million additional; (iii) capital increase reaching R$423 million, led by the Company's controlling shareholders and with interest in the subscription by minority shareholders and; (iv) fully paying the remaining balance of its principal amortizable debt, guaranteed financing, totaling R$410 million in principal and interest, freeing assets in guarantee. Besides having signed an exclusive codeshare agreement with American Airlines, with a US$200 million estimated investment in the Company's capital and completed the refinancing of the short-term debt with local banks, affecting the financial statements of December 31, 2021 when the operations were concluded. These measures resulted in an upgrade of the credit rating by Fitch and change in outlook of Standard & Poor's from stable to positive and will also provide better financial flexibility for the Company and sustain its liquidity by resuming the volume of its operations during the high season.

With the pandemic’s outbreak, leading to an never seen before economic crisis, the Management reorganized the Company's business and, by continuously monitoring Covid-19’s impacts on economic activity, works in a timely manner to ensure the business sustainability, considering the market’s management and the Company's financial position.

Besides continuously monitoring operations and sales, focused on the economic balance, given the uncertainty, the Management monitors possible additional measures to rebalance the current net capital for the next 12 months. These measures, if adopted, have the purpose to optimize the capital structure and the definition will be based on a rigorous assessment of the economic situation and current prospects.

Our Parent Company and Consolidated Quarterly Information have been prepared on an accounting base of continuity, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in compliance with the business plan prepared by Management, reviewed and approved, at least annually, by GOL's Board of Directors.

Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty on our ability to continue as a going concern, on September 30, 2021 the Parent Company and Consolidated Quarterly Information, don’t include any adjustment that may result from inability to continue operating.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.3.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on September 30, 2021, is shown below:

The Company’s equity Interest in the capital of its subsidiaries, on September 30, 2021, is shown below:

Entity	Incorporation Date	Location	Principal Activity	Type of Control	% of Interest in the share capital
					September 30, 2021	December 31, 2020
GAC	March 23, 2006	Cayman Islands	Aircraft Acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight Transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity in Companies	Direct	100.00	-
Smiles Fidelidade (c)	August 1, 2011	Brazil	Frequent-Flyer Program	(c)	-	52.60
Smiles Viagens	August 10, 2017	Brazil	Tourism Agency	Indirect	100.00	52.60
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Frequent-Flyer Program	Indirect	100.00	52.60
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism Agency	Indirect	100.00	52.60
AirFim	November 7, 2003	Brazil	Investment Fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment Fund	Indirect	100.00	52.60
Companies in Shareholding:
SCP Trip (b)	April 27, 2012	Brazil	On-Board Magazine	-	-	60.00
(a)	Companies with functional currency in Argentine pesos (ARS).
(b)	GLA discontinued the investment held in Trip in 2021.
(c)	In May 2021, GOL transferred direct control (52.60% of the capital) of Smiles Fidelidade to its GLA subsidiary. In June 2021, the Company completes the corporate transaction to acquire minority interest. On September 1st, Smiles Fidelidade was merged into GLA, see note 1.4

The subsidiaries GAC Inc., GOL Finance, and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are consolidated in the Parent Company.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”) has as main purpose intermediating travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina and Smiles Viajes Y Turismo S.A. both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in this country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund.

1.4.	Stock Merger Plan

Resulting from implementing the proposed merger of shares approved by the shareholders of Smiles and GOL, on June 4, 2021, Smiles Fidelidade became GLA’s wholly-owned subsidiary and, on September 1, 2021, it was merged into GLA.

The incorporation included the following steps:

•      withdrawal right exercised on GOL’s 176 preferred shares and Smiles’ 28,220 common shares, with the total R$299 settled on May 12, 2021;

•      control of Smiles Fidelidade S.A. transferred to GLA, through a capital increase totaling R$350,075;

•      Smiles Fidelidade shares merged into GLA, issuing GLA’s preferred shares and GLA’s redeemable preferred shares for Smiles Fidelidade’s shareholders, followed by the merger of GLA’s shares by the Company, issuing 22,433,975 new preferred shares, 25,707,301 preferred class B shares and 33,113,683 preferred class C shares;

•      redeemed the GLA’s and Company’s redeemable preferred shares paying in cash based on redeeming the Company’s redeemable preferred shares to Smiles Fidelidade’s shareholders totaling R$744,450; and

•	concluded the transaction by merging Smiles Fidelidade into GLA on September 1, 2021.

1.5.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes from Congonhas Airport in São Paulo to regional destinations, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

MAP will be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial commitments.

This transaction should bring as main benefits: (i) expanded new routes; (ii) higher seat supply to historically under-offered markets; and (iii) improved efficient operations.

The transaction’s conclusion is subject to approval by the National Agency of Civil Aviation (ANAC) and by the Administrative Council for Economic Defense (CADE). However, on September 30, 2021, there is no impact of this transaction on the quarterly information.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.6.	Compliance Program

In December 2016, as a result of the investigations involving the Company, GOL signed an agreement with the Brazilian Federal Public Ministry ("Agreement"), through which the Company agreed to pay fines and improve its compliance program, in return for the commitment of the Brazilian Federal Public Ministry agreed not file any lawsuit related to activities under the Agreement, as disclosed in the financial statements for the fiscal years ended December 31, 2017, 2018, 2019, and 2020.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) about the Agreement and the external independent investigation conducted by an independent committee of the Company.

The investigation, completed in April 2017, revealed that immaterial payments were made to politically exposed people and the competent authorities were duly reported. None of the current employees, representatives or members of the Management and Board of Directors knew of any illegal purpose behind any of the transactions identified, or of any illegal benefit to the Company from the transactions under investigation.

The Company will keep reporting any future developments regarding this issue, as well as the investigation being conducted by the relevant authorities, which may impose significant fines and possibly other sanctions on us.

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance, detailed in the annual financial statements. In addition, Management constantly reinforces with its employees, customers, and suppliers its commitment to continue improvement in its internal control and compliance programs.

2.	Message from the Management, base to Prepare and Present the Parent Company and Consolidated Quarterly Information (ITR)

The Company’s consolidated quarterly information (ITR) was prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s Parent Company and Consolidated Quarterly Information (ITR) was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when otherwise indicated. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Parent Company and Consolidated Quarterly Information (ITR) requires the Management to make judgments, use estimates and adopt assumptions affecting the amounts presented of revenues, expenses, assets and liabilities. However, uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a significant adjustment to the book value of certain assets and liabilities in future reporting periods.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company is continually reviewing its judgments, estimates, and assumptions.

When preparing this Parent Company and Consolidated Quarterly Information (ITR), the Management used disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2020, as well as the restatement of relevant information included in the annual financial statements disclosed on March 17, 2021.

The Management confirms that all material information in this Parent Company and Consolidated Quarterly Information (ITR) is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

The Parent Company and Consolidated Quarterly Information (ITR) has been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial position:

•	short-term investments classified as cash and cash equivalents measured at fair value;
•	short-term investments mainly comprising exclusive investment funds, measured at fair value;
•	restricted cash measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

The Company’s Parent Company and Consolidated Quarterly Information (ITR) for the three-month and nine-month periods ended September 30, 2021 has been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.2.

3.	Approval of the Parent Company and Consolidated Quarterly Information

This Parent Company and Consolidated Quarterly Information (ITR) was authorized by the Board of Directors on November 8, 2021.

4.	Summary of Significant Accounting Practices

The Parent Company and Consolidated Quarterly Information (ITR) presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2020, released on March 17, 2021.

4.1.	Information by Segment

As disclosed in Note 4.23 to the financial statements for the fiscal year ended December 31, 2020, the Company had two operating segments: air transportation and frequent flyer program. After the merger of Smiles Fidelidade by GOL Linhas Aéreas (GLA) on September 1, 2021, in the parent company financial information, revenue from the frequent flyer program with airline products and services are recognized only at when the flight takes place, as the obligation becomes exclusively air transportation, and the frequent flyer program is characterized as a way to promote air transportation and improve the financial flows for GOL. Furthermore, the Management does not separately assess operating results segregated between these segments. Therefore, on September 30, 2021, the Company had a single reportable operating segment - air transportation - as per CPC 22 - "Information by Segment", equivalent to IFRS 8.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.2.	New Accounting Standards and Pronouncements Adopted in the Current Year

On the first quarter of 2021, CPC issued the Standards Technical Review Nr. 17 resulting from the "Reform of Reference Interest Rate - Phase 2", duly approved by CVM, through CVM Resolution 18/2021, effective for fiscal years beginning after January 1, 2021.

On March 31, 2021, IASB extended the possibility of applying the practical expedient with benefits granted to tenants in lease agreements, for years beginning on or after April 1, 2021, with early adoption allowed.

Both changes did not impact the Company's Quarterly Information. Additionally, in the period ended September 30, 2021, standards or pronouncements issued in previous periods with an impact on the Company's quarterly information did not enter into force.

4.3.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange rate change, net” in the income statement.

The main exchange rates in reais in effect on the base date of this Parent Company and Consolidated Quarterly Information (ITR) are as follows:

	Final Rate		Average Rate
	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2020
U.S. Dollar	5.4394	5.1967	5.3317	5.3841
Argentinian Peso	0.0551	0.0617	0.0572	0.0716

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Domestic demand, mainly from the corporate segment, is highly linked to Brazil’s economic activity level (GDP). Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, considering the unpredictability and uncertainty, operations have negatively correlated with cases and deaths by Covid-19. In other words, in the pandemic’s current context, the recovery of the normalized demand behavior in high-season periods will depend not only on the historical seasonality between different months but also on a lower curve of cases and deaths.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

6.	Cash and Cash Equivalents

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Cash and Bank Deposits	30,688	374,271	170,134	428,812
Cash Equivalents	313,144	49,666	873,224	234,018
Total	343,832	423,937	1,043,358	662,830

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Domestic Currency
Private Bonds	312,460	49,014	837,628	170,359
Automatic Investments	684	652	35,569	59,936
Total Domestic Currency	313,144	49,666	873,197	230,295

Foreign Currency
Private Bonds	-	-	27	3,723
Total Foreign Currency	-	-	27	3,723

Total	313,144	49,666	873,224	234,018

7.	Financial Investments

	Average Profitability (p.a.)	Parent Company		Consolidated
		September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Domestic Currency
Government Bonds	96.1% of CDI	-	-	289	22,465
Investment Funds	98.5% of CDI	373	236	71,283	603,698
Total Domestic Currency		373	236	71,572	626,163

Foreign Currency
Private Bonds	2.0%	-	-	18,642	2,415
Investment Funds		-	-	18	757
Total Foreign Currency		-	-	18,660	3,172

Total		373	236	90,232	629,335

Current		373	236	89,943	628,343
Noncurrent		-	-	289	992

8.	Restricted Cash

	Average Profitability (p.a.)	Parent Company		Consolidated
		September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Domestic Currency
Import Financing	98.0% of CDI	-	-	61,356	213,153
Letter of Guarantee - Legal Proceedings	88.2% of CDI	4,301	4,201	57,381	56,440
Letter of Credit – Maintenance Deposit	98.0% of CDI	-	-	150,889	155,184
Working Capital Loan	101.1% of CDI	-	-	3,876	52,927
Total Domestic Currency		4,301	4,201	273,502	477,704

Foreign Currency
Financing with Ex-lm Bank Collateral	0.2%	-	-	32,707	31,206
Letter of Guarantee - Legal Proceedings	-	-	-	1,657	-
Hedge Margin	-	-	-	-	35,697
Total Foreign Currency		-	-	34,364	66,903

Total		4,301	4,201	307,866	544,607

Current		4,298	4,194	210,523	355,769
Noncurrent		3	7	97,343	188,838

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The drop in restricted cash linked to import financing and working capital loans, in the period ended September 30, 2021, refers to the use of the asset to pay for import financing operations to which they were linked.

9.	Trade Receivables
	Consolidated
	September 30, 2021	December 31, 2020
Domestic Currency
Credit Card Administrators	114,461	318,869
Travel Agencies	345,580	266,086
Cargo Agencies	30,617	29,902
Partner Airlines	1,515	8,877
Others	33,771	13,845
Total Domestic Currency	525,944	637,579

Foreign Currency
Credit Card Administrators	68,313	77,616
Travel Agencies	25,971	13,960
Cargo Agencies	31	122
Partner Airlines	10,873	19,464
Others	25,944	9,005
Total Foreign Currency	131,132	120,167

Total	657,076	757,746

Estimated Losses from Doubtful Accounts	(18,212)	(18,047)

Total Trade Receivables	638,864	739,699

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	Consolidated
	September 30, 2021	December 31, 2020
To be Due
Up to 30 days	468,975	459,338
From 31 to 60 days	73,757	88,893
From 61 to 90 days	5,714	33,121
From 91 to 180 days	4,197	54,832
From 181 to 360 days	13,086	41,484
Above 360 days	81	256
Total to be Due	565,810	677,924

Overdue
Up to 30 days	30,197	10,278
From 31 to 60 days	5,896	21,677
From 61 to 90 days	5,421	13,501
From 91 to 180 days	4,134	11,474
From 181 to 360 days	22,266	785
Above 360 days	5,140	4,060
Total Overdue	73,054	61,775
Total	638,864	739,699

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The changes in the doubtful accounts are as follows:

	Consolidated
	September 30, 2021	December 31, 2020
Opening Balance of the Fiscal Year	(18,047)	(16,952)
(Additions) Reversals	(165)	(1,095)
Closing Balance of the Period	(18,212)	(18,047)

10.	Inventories

	Consolidated
	September 30, 2021	December 31, 2020
Consumables	19,813	14,533
Parts and Maintenance Materials	179,881	181,105
Prepayment to Suppliers	39,307	-
Total	239,001	195,638

The changes in the provision for obsolescence are as follows:

	Consolidated
	September 30, 2021	December 31, 2020
Balances at the Beginning of the Fiscal Year	(12,862)	(14,302)
Additions	(57)	(702)
Write-offs	7,346	2,142
Balances at the End of the Period	(5,573)	(12,862)

11.	Prepayment to Suppliers and Third-Parties

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Prepayment to Domestic Suppliers	8	-	223,399	290,664
Prepayment to Foreign Suppliers	49	10,441	89,717	68,873
Prepayment for Materials and Repairs	-	-	48,932	48,933
Total Advances to Suppliers	57	10,441	362,048	408,470

Current	57	10,441	264,716	318,769
Noncurrent	-	-	97,332	89,701

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

12.	Taxes to Recover

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Prepaid Income Tax and Social Contribution to Recover	15,543	18,335	68,378	109,231
PIS and COFINS to Recover (*)	-	-	191,341	387,033
Value Added Tax (VAT), Abroad	-	-	3,335	3,998
Others	1,021	62	14,809	5,097
Total	16,564	18,397	277,863	505,359

Current	3,504	6,295	157,677	186,955
Noncurrent	13,060	12,102	120,186	318,404

(*) During the period ended September 30, 2021, the subsidiary GLA recorded PIS and COFINS extemporaneous tax credits, in the total amount of R$57,422 (R$126,675 in the fiscal year ended December 31, 2020).

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

13.	Deferred Taxes

13.1.	Deferred Taxes (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2020	Income (Expenses)	September 30, 2021	December 31, 2020	Income (Expenses)	Shareholders’ Equity (*)	September 30, 2021
Deferred Assets
Tax Losses	37,921	-	37,921	37,921	-	-	37,921
Negative Basis of Social Contribution	13,650	-	13,650	13,650	-	-	13,650
Temporary Differences:
Provision for Losses on Other Credits	2,004	(188)	1,816	2,004	(188)	-	1,816
Provision for Legal Proceedings and Tax Liabilities	(83)	(6)	(89)	(83)	(6)	-	(89)
Others	-	-	-	71	(5)	177	243
Total Income Tax and Social Contribution Deferred - Assets	53,492	(194)	53,298	53,563	(199)	177	53,541
Deferred Liabilities
Temporary Differences:
Breakage Provision	-	-	-	(193,498)	(41,381)	-	(234,879)
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(194,789)	(5,854)	-	(200,643)
Tax Amortization of Goodwill and Customer Portfolio	-	-	-	(127,659)	(3,910)	-	(131,569)
Derivative Transactions	-	-	-	(28,902)	35,478	-	6,576
Allowance for Doubtful Accounts and Loss of Other Credits	-	-	-	201,446	11,067	-	212,513
Provision for Legal Proceedings and Tax Liabilities	-	-	-	124,723	117,750	-	242,473
Aircraft Return	-	-	-	190,778	114,567	-	305,345
Aircraft Leases and Others	-	-	-	10,586	63,820	-	74,406
Unrealized Profits	-	-	-	69,843	(69,843)	-	-
Others	-	-	-	81,064	(12,271)	-	68,793
Total Income Tax and Social Contribution Deferred - Liabilities	-	-	-	(219,634)	209,423	-	(10,211)
Total Effect of Deferred Taxes in the Income (Expenses)	-	(194)	-	-	209,224	-

(*) Exchange rate change recognized in other comprehensive income.

33

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on September 30, 2021 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2023	5,034
2024	12,183
2025	9,981
2025 onwards	24,373
Total	51,571

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	September 30, 2021	December 31, 2020
Income Tax Losses and Negative Basis of Social Contribution	11,179,677	8,401,388

Potential Tax Credit	3,801,090	2,856,472

The reconciliation between tax expense and multiplying the accounting profit by the nominal tax rate for the nine-month periods ended September 30, 2021 and 2020 is shown below:

	Parent Company
	Three-month period ended on		Nine-month period ended on
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Loss before Income Tax and Social Contribution	(2,526,481)	(1,724,568)	(4,412,021)	(6,003,511)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	859,004	586,353	1,500,087	2,041,194

Adjustments to Calculate the Actual Tax Rate:
Equity Pickup	(725,314)	(531,808)	(1,306,637)	(1,820,596)
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(32,382)	(12,797)	(108,154)	57,117
Nondeductible Revenues (Expenses), Net	(1,055)	(210)	(24,155)	(618)
Exchange Rate Change on Foreign Investments	(103,452)	(36,740)	(50,261)	(278,538)
Benefit Constituted (Not Constituted) on Tax Losses, Negative Basis and Temporary Differences	2,955	-	(11,074)	-
Total Income Tax and Social Contribution	(244)	4,798	(194)	(1,441)

Income Tax and Social Contribution
Current	-	722	-	(2,356)
Deferred	(244)	4,076	(194)	915
Total Income Tax and Social Contribution	(244)	4,798	(194)	(1,441)

34

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Loss before Income Tax and Social Contribution	(2,719,610)	(1,687,555)	(4,534,762)	(5,899,728)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	924,667	573,769	1,541,819	2,005,908

Adjustments to Calculate the Actual Tax Rate:
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(24,492)	2,959	(99,594)	68,148
Income Tax on Permanent Differences and Other	(17,696)	(45,236)	(86,385)	(40,236)
Exchange Rate Change on Foreign Investments	(88,452)	(45,743)	(56,590)	(224,697)
Benefit Constituted (Not Constituted) on Tax Losses, Negative Basis and Temporary Differences	(601,142)	(494,119)	(1,138,970)	(1,864,010)
Total Income Tax and Social Contribution	192,885	(8,370)	160,280	(54,887)

Income Tax and Social Contribution
Current	(3,356)	(42,093)	(48,944)	(77,946)
Deferred	196,241	33,723	209,224	23,059
Total Income Tax and Social Contribution	192,885	(8,370)	160,280	(54,887)

14.	Deposits

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Maintenance Deposits	-	-	954,740	1,032,418
Court Deposits	45,593	49,838	595,926	667,565
Deposit in Guarantee for Lease Agreements	2,720	68,423	348,192	358,472
Total	48,313	118,261	1,898,858	2,058,455

14.1.	Maintenance Deposits

The Company makes deposits in US dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual liabilities related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as established in the aircraft lease. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on September 30, 2021 was R$254,865 (R$273,311 as of December 31, 2020).

•     Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On September 30, 2021, the balance referring to these reserves was R$699,875 (R$759,107 on December 31, 2020).

35

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

14.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to appear on the liability side of the said lawsuits, whenever blocks occur, their exclusion and respective release of the retained funds is demanded.

14.3.	Deposits in Guarantee for Lease Agreements

As required by the lease agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

15.	Investments

15.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade (1)	Trip (2)
Material Information on Subsidiaries on September 30, 2021
Total Number of Shares	2,762,566,614	-	-
Share Capital	5,511,194	-	-
Interest %	100.00%	-	-

Shareholders’ Equity (Deficit)	(15,618,589)	-	-
Unrealized Gains (a)	-	-	-
Adjusted Shareholders’ Equity (b)	(15,618,589)	-	-

Net Income (Loss) for the Period	(3,635,346)	57,753	-
Unrealized Gains for the Period (a)	-	7,324	-
Adjusted Net Income (Expenses) for the Period (b)	(3,635,346)	37,703	-

Relevant Information of the Subsidiaries on December 31, 2020
Total Number of Shares	5,262,335,049	124,158,953	-
Share Capital	4,554,280	254,610	1,318
Interest %	100.0%	52.60%	60.0%

Shareholders’ Equity (Deficit)	(12,670,479)	1,350,329	1,359
Unrealized Gains (a)	-	(135,578)	-
Adjusted Shareholders’ Equity (b)	(12,670,479)	574,717	815

Material Information on Subsidiaries on September 30, 2020
Net Income (Loss) for the Period	(5,411,922)	106,134	-
Unrealized Gains for the Period (a)	-	1,396	-
Adjusted Net Income (Expenses) for the Period (b)	(5,411,922)	52,228	-

(1)	In May 2021, the Company transferred control of Smiles Fidelidade to its subsidiary GLA, as shown in the map below. Furthermore, on September 1, 2021, Smiles Fidelidade was merged into GLA. Therefore, the information referring to the shareholding position and shareholders' equity on September 30, 2021 was not presented. The income (expenses) for the period, unrealized profits and adjusted net income (expenses) in question refer only from January to April 2021, considering the 52.60% interest in the capital directly held by the Company.
(2)	GLA discontinued the investment held in Trip in 2021.

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated statements, are only accrued when program members are actually transported by GLA.

(b)   The net profit (loss) for the adjusted period corresponds to the percentage of the profit (loss) for the period net of unrealized profits. Information on Smiles Fidelidade only includes figures from January to April 2021, considering the 52.60% interest in the capital directly held by the Company.

36

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.2.	Changes in Investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Balances on December 31, 2020	(12,670,479)	574,717	(12,095,762)	815
Prepayment for Future Capital Increase	222,700	-	222,700	-
Equity Earnings (Loss)	(3,880,756)	37,703	(3,843,053)	-
Unrealized Income (Expenses) on Hedge	402,639	-	402,639	-
Foreign Exchange Rate Change on Investment Conversion Abroad	71	430	501	-
Dividends and Interest on Shareholders' Equity	-	(263,008)	(263,008)	-
Share-Based Compensation	14,892	233	15,125	-
Investment Write-Off	-	-	-	(815)
Transfer of Control Smiles Fidelidade (a)	350,075	(350,075)	-	-
Transaction with Non-Controlling Shareholders - Capital Increase (b)	1,351,289	-	1,351,289	-
Transaction with Non-Controlling Shareholders - Equity Valuation Adjustments (b)	(909,980)	-	(909,980)	-
Redemption of Preferred Shares - Corporate Reorganization (c)	(744,450)	-	(744,450)	-
Balances on September 30, 2021	(15,863,999)	-	(15,863,999)	-
(a)	On May 25, 2021, the Company transferred to GOL the control of Smiles Fidelidade S.A. through a capital increase totaling R$350,075.
(b)	On June 4, 2021, the Company concluded the corporate reorganization stage to acquire the minority shareholders of Smiles. This transaction involved a consideration of R$1,351,289 (R$606,839 in preferred shares and R$744,450 in redeemable preferred shares). The book value of this acquisition was R$441,309, which resulted in recording an equity valuation adjustment totaling R$909,980, recognized directly in the subsidiary's equity.
(c)	The redeemable preferred shares were settled in cash on June 23, 2021.

16.	Property, Plant & Equipment

16.1.	Parent Company

On September 30, 2021, the balance of property, plant and equipment was R$367,745 in GAC (R$68,660 on December 31, 2020), mainly due to advances for aircraft acquisition.

37

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.2.	Consolidated

		December 31, 2020							September 30, 2021
	Weighted Average Rate (p.a.)	Cost History	Accumulated Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs	Net Closing Balance	Cost History	Accumulated Depreciation
Flight Equipment
Aircraft - ROU(1) with no Purchase Option	18.03%	4,020,709	(1,420,648)	2,600,061	1,198,840	254,404	(431,401)	-	3,621,904	5,379,516	(1,757,612)
Spare Parts and Engines - Own (4) (5)	6.84%	1,964,411	(837,048)	1,127,363	56,259	-	(99,002)	(2,301)	1,082,319	2,014,323	(932,004)
Spare Parts and Engines - ROU	33.55%	84,329	(47,940)	36,389	2,026	-	(13,359)	-	25,056	82,717	(57,661)
Aircraft and Engine Overhauling	41.23%	3,206,385	(2,282,042)	924,343	164,509	-	(323,697)	(77)	765,078	3,172,174	(2,407,096)
Tools	10.00%	55,821	(28,697)	27,124	604	-	(2,907)	(16)	24,805	56,210	(31,405)
		9,331,655	(4,616,375)	4,715,280	1,422,238	254,404	(870,366)	(2,394)	5,519,162	10,704,940	(5,185,778)

Property, Plant & Equipment in Use
Vehicles	20.00%	11,264	(9,572)	1,692	374	-	(418)	-	1,648	11,638	(9,990)
Machinery and Equipment	10.00%	62,841	(48,417)	14,424	60	-	(1,999)	(1)	12,484	62,857	(50,373)
Furniture and Fixtures	10.00%	32,790	(20,483)	12,307	59	-	(1,474)	(46)	10,846	32,507	(21,661)
Computers and Peripherals - Own	20.00%	47,487	(35,837)	11,650	224	-	(2,751)	(10)	9,113	47,091	(37,978)
Computers and Peripherals – ROU	26.58%	21,992	(15,460)	6,532	-	-	(3,678)	-	2,854	21,992	(19,138)
Communication Equipment	10.00%	2,233	(1,871)	362	4	-	(76)	(8)	282	2,213	(1,931)
Security Equipment	10.00%	55	(32)	23	-	-	(2)	-	21	55	(34)
Third-Party Property Improvements - CMA (3)	12.05%	107,637	(107,637)	-	-	-	-	-	-	107,637	(107,637)
Third-Party Property Improvements	20.31%	75,714	(49,328)	26,386	15	-	(7,411)	(14)	18,976	75,678	(56,702)
Third-Party Properties - ROU	35.68%	27,867	(15,834)	12,033	-	930	(6,416)	-	6,547	28,797	(22,250)
Construction in Progress		14,837	-	14,837	247	-	-	-	15,084	15,084	-
		404,717	(304,471)	100,246	983	930	(24,225)	(79)	77,855	405,549	(327,694)

Impairment Losses (2)	-	(34,330)	-	(34,330)	5,538	-	-	-	(28,792)	(28,792)	-
Total		9,702,042	(4,920,846)	4,781,196	1,428,759	255,334	(894,591)	(2,473)	5,568,225	11,081,697	(5,513,472)

Prepayment to Suppliers	-	179,092	-	179,092	232,347	-	-	(11,590)	399,849	399,849	-
Total Property, Plant & Equipment		9,881,134	(4,920,846)	4,960,288	1,661,106	255,334	(894,591)	(14,063)	5,968,074	11,481,546	(5,513,472)

(1)	Right of Use (“ROU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	CMA - Maintenance Center - Confins/MG
(4)	On September 30, 2021, the balance of spare parts is granted as a guarantee to the Secured Senior Notes 2026, as per Note 18.
(5)	On September 30, 2021, 19 Company's engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 18.
38

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

17.	Intangible Assets

The breakdown of and changes in intangible assets are as follows:

	Consolidated
		December 31, 2020						September 30, 2021
	Weighted Average Rate (p.a.)	Cost History	Accumulated Amortization	Balance Net Opening	Additions	Write-Offs	Amortization	Net Closing Balance	Cost History	Accumulated Amortization
Cost
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Software	38.28%	507,734	(345,661)	162,073	122,462	(22)	(57,562)	226,951	489,321	(262,370)
Others	20.00%	10,000	(6,167)	3,833	-	-	(1,500)	2,333	10,000	(7,667)
Total		2,098,936	(351,828)	1,747,108	122,462	(22)	(59,062)	1,810,486	2,080,523	(270,037)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2020, through the discounted cash flow for each cash-generating unit, giving rise to the value in use, not resulting in impairment.

For the purposes of assessing the impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow (cash-generating unit or CGU). To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

39

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

18.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			December 31, 2020										September 30, 2021
	Maturity	Interest Rate p.a.	Current	Noncurrent	Total	Funding	Unrealized Income (Expenses) on ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Noncurrent
In US$:
Guaranteed Funding	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
ESN 2024 (1)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(168,199)	-	146,922	(84,449)	75,005	241	1,904,334	18,061	1,886,273
Senior Notes 2025	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	181,941	(241,093)	159,635	6,895	3,546,215	41,249	3,504,966
Senior Secured Notes 2026	06/2026	8.00%	1,848	953,802	955,650	2,261,773	-	-	191,860	(103,935)	107,594	18,098	3,431,040	86,668	3,344,372
Perpetual Notes	-	8.75%	16,522	799,777	816,299	-	-	-	53,861	(53,869)	38,132	-	854,423	17,294	837,129
Total			638,964	6,990,749	7,629,713	2,261,773	(168,199)	(499,663)	591,584	(501,091)	396,661	25,234	9,736,012	163,272	9,572,740

(1) Exchangeable Senior Notes see Note 34.2.

40

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

			Consolidated
			December 31, 2020										September 30, 2021
	Maturity	Interest Rate p.a.	Current	Noncurrent	Total	Funding	Unrealized Income (Expenses) on ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Noncurrent
In R$:
Debentures VII	03/2022	10.49% (3)	440,918	146,170	587,088	-	-	-	29,298	(31,360)	-	4,199	589,225	589,225	-
Working Capital	10/2025	10.96%	239,615	17,275	256,890	-	-	(71,331)	14,862	(16,386)	-	-	184,035	172,431	11,604

In US$:
Guaranteed Funding	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
Import Financing	01/2022	4.98%	783,659	-	783,659	-	-	(152,258)	23,272	(26,359)	39,461	-	667,775	667,775	-
Financing with Ex-lm Bank Collateral	12/2022	2.73%	194,786	49,958	244,744	-	-	(124,918)	1,988	(2,281)	5,553	3,784	128,870	115,774	13,096
ESN 2024 (1)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(168,199)	-	146,922	(84,449)	75,005	241	1,904,334	18,061	1,886,273
Spare Engine Facility	09/2024	2.44%	22,771	197,009	219,780	-	-	(11,266)	3,707	(2,884)	9,486	211	219,034	91,112	127,922
Senior Notes 2025	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	181,941	(241,093)	159,635	6,895	3,546,215	41,249	3,504,966
Senior Secured Notes 2026	06/2026	8.00%	1,848	953,802	955,650	2,261,773	-	-	191,860	(103,935)	107,594	18,098	3,431,040	86,668	3,344,372
Loan Facility	03/2028	4.11%	32,566	233,135	265,701	-	-	(11,462)	8,703	(5,120)	15,723	191	273,736	48,523	225,213
Perpetual Bonds (2)	-	8.75%	16,522	789,168	805,690	10,952	-	-	53,805	(53,587)	37,563	-	854,423	17,294	837,129
Total			2,353,279	7,623,687	9,976,966	2,272,725	(168,199)	(870,898)	673,358	(585,199)	466,315	33,619	11,798,687	1,848,112	9,950,575

(1)       Exchangeable Senior Notes see Note 34.2.

(2)       On December 31, 2020, includes the removal of related parties, considering the securities issued by Gol Finance, held by GLA, totaling R$10,609. These securities were resold, so there is no removal in the period ended September 30, 2021.

(3)       The securities are divided into three series: Series 1 with a CDI rate of 120%; Series 2 with CDI rate + 5.40% and Series 3 with CDI rate + 4.90% p.a.

41

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on September 30, 2021 includes funding costs and premiums totaling R$262,699 and R$270,423, respectively (R$173,086 and R$189,195 on December 31, 2020) that will be amortized over the term of their loans and financing. The total also includes amortized goodwill and fair value of the derivative financial instrument, both referring to ESN 2024, totaling R$33,275 and R$177,474, respectively, on September 30, 2021 (R$42,226 and R$346,030, respectively, on December 31, 2020).

18.1.	New Loans and Renegotiations of Financing in the Period ended September 30, 2021

The renegotiations detailed below were evaluated under CPC 48 - “Financial Instruments”, corresponding to IFRS 9, and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

18.1.1.	Debentures

On March 26, 2021, the Annual Debenture Holders' Meeting decided to postpone the payment of the Third Series with maturity on March 28, 2021, to April 7, 2021, totaling R$147,913, and suspend the early maturity of the installment of the First Series, also maturing on March 28, 2021, and also totaling R$147,920.

On April 6, 2021, a Meeting of Debenture Holders was held, resolving on transferring part of the First Series that matured in March 2021 to the Third Series, besides postponing the maturity of the Third Series from April 7, 2021 to May 12 2021 with a new compensation of CDI + 4.90%, totaling R$295,833.

On May 11, 2021, a Meeting of Debenture Holders was held to change the maturity of the Third Series from May 12, 2021 to June 26, 2021.

On June 25, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the Third Series from June 26, 2021 to August 10, 2021.

On August 9, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the Third Series from August 10, 2021 to August 25, 2021.

On August 24, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the Third Series from August 25, 2021 to September 28, 2021.

On September 27, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the First Series and Third Series from September 28, 2021 to October 13, 2021.

On October 11, 2021, a new Meeting of Debenture Holders resolved to change the maturity of the First Series and Third Series from October 13, 2021 to October 27, 2021.

18.1.2.	Working Capital

In the period ended September 30, 2021, the Company, through its subsidiary GLA, renegotiated the maturities of this type of agreement, keeping the operational guarantees. The purpose of these operations is to keep and manage the Company's working capital and the main change was the maturity date and interest rate, disclosed with the movement structure.

42

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

18.1.3.	Import Financing

In the period ended September 30, 2021, the Company, through its subsidiary GLA, renegotiated the postponement of maturities of this type of agreement, with changes in the interest rate, disclosed in the table above, and keeping the operational guarantees. These operations are intended to finance engine maintenance, import financing to purchase spare parts and aircraft equipment.

18.1.4.	Spare Engine Facility

In the period ended September 30, 2021, the Company, through its subsidiary GLA, renegotiated changes in the payment flows of this type of agreement, without additional charges.

18.1.5.	Senior Secured Notes 2026

In May and September 2021, the Company carried out two new Senior Secured Notes funding, as additional and consolidated issues of Senior Secured Notes issued in December 2020, with interest of 8.00% p.a. and maturity in June 2026.

Date -	Principal		Costs		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
May 11, 2021	300,000	1,569,660	11,997	62,784	8.00%	June 30, 2026
September 28, 2021	150,000	815,910	11,296	61,013	8.00%	June 30, 2026

18.1.6.	Loan Facility

In the period ended September 30, 2021, the Company, through its subsidiary GLA, renegotiated changes in the payment flows of this type of agreement, with an additional cost for deferred installments of 5.90% p.a.

18.2.	Loans and Financing – Non-Current

On September 30, 2021, the maturities of loans and financing recorded in non-current liabilities are as follows:

	2022	2023	2024	2025	2025 onwards	Without Maturity Date	Total
Parent Company
In US$:
ESN 2024	-	-	1,886,273	-	-	-	1,886,273
Senior Notes 2025	-	-	-	3,504,966	-	-	3,504,966
Senior Secured Notes 2026	-	-	-	-	3,344,372	-	3,344,372
Perpetual Notes	-	-	-	-	-	837,129	837,129
Total	-	-	1,886,273	3,504,966	3,344,372	837,129	9,572,740

43

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2022	2023	2024	2025	2025 onwards	Without Maturity Date	Total
Consolidated
In R$:
Working Capital	2,269	4,752	2,500	2,083	-	-	11,604
In US$:
Financing with Ex-lm Bank Collateral	13,096	-	-	-	-	-	13,096
ESN 2024	-	-	1,886,273	-	-	-	1,886,273
Spare Engine Facility	5,498	24,248	98,176	-	-	-	127,922
Senior Notes 2025	-	-	-	3,504,966	-	-	3,504,966
Senior Secured Notes 2026	-	-	-	-	3,344,372	-	3,344,372
Loan Facility	12,302	33,653	34,788	36,007	108,463	-	225,213
Perpetual Notes	-	-	-	-	-	837,129	837,129
Total	33,165	62,653	2,021,737	3,543,056	3,452,835	837,129	9,950,575

The fair value of debt on September 30, 2021 is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair Value	Accounting (*)	Fair Value
Debentures VII	-	-	589,225	591,666
ESN 2024	1,904,334	2,141,375	1,904,334	2,141,375
Senior Notes 2025	3,546,215	3,406,796	3,546,215	3,406,796
Senior Secured Notes 2026	3,431,040	3,642,714	3,431,040	3,642,714
Perpetual Notes	854,423	764,968	854,423	764,968
Other Existing Loans	-	-	1,473,450	1,473,450
Total	9,736,012	9,955,853	11,798,687	12,020,969

(*) Net Total of Funding Costs.

18.3.	Covenants

The Company has covenants in the VII Debentures establishing the mandatory measurement of indicators every six months. Debenture holders granted a waiver for non-compliance with the established financial indicators and limits for June 30, 2021.

44

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

19.	Leases to Pay

On September 30, 2021, the balance of leases to pay included: (i) R$33,728 for variable payments, not included in the measurement of liabilities, and short-term leases (R$16,252 on December 31, 2020), which fall under the exemption provided for in CPC 06 (R2) - Leases, equivalent to IFRS 16; and (ii) R$9,066,066 referring to the present value on this date of future lease payments (R$7,567,940 on December 31, 2020).

The breakdown and changes in the present value of future lease payments are shown below:

		Consolidated
		December 31, 2020									September 30, 2021
	Weighted Average Rate (p.a.)	Current	Noncurrent	Total	Additions	Alt. Contractual	Payments	Clearing with Deposits	Interest Incurred	Exchange Rate Change	Total	Current	Noncurrent
Right of Use Leases - Without Purchase Option
Agreements in Domestic Currency	13.13%	32,530	14,985	47,515	-	930	(11,602)	-	4,428	-	41,271	31,979	9,292
Foreign Currency Contracts	11.76%	1,268,226	6,252,199	7,520,425	1,200,866	254,404	(912,287)	(37,565)	651,239	347,713	9,024,795	2,073,058	6,951,737

Total Leases		1,300,756	6,267,184	7,567,940	1,200,866	255,334	(923,889)	(37,565)	655,667	347,713	9,066,066	2,105,037	6,961,029

In the three-month and nine-month periods ended September 30, 2021, the Company directly recognized the cost of services, with R$16,179 and R$47,290, respectively, referring to short-term leases and variable payments.

45

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of lease agreements are detailed as follows:

	September 30, 2021	December 31, 2020
2021	1,185,850	2,102,771
2022	2,327,047	1,982,685
2023	1,966,258	1,642,264
2024	1,543,278	1,260,405
2025	1,253,019	1,018,896
2026 Onwards	4,225,908	2,701,509
Total Minimum Lease Payments	12,501,360	10,708,530
Less Total Interest	(3,401,566)	(3,124,338)
Present Value of Minimum Lease Payments	9,099,794	7,584,192
Less Current Portion	(2,138,765)	(1,317,008)
Noncurrent Portion	6,961,029	6,267,184

19.1.	Sale-Leaseback Transactions

During the nine-month period ended September 30, 2021, the Company did not carry out sale-leaseback transactions. In the quarter ended September 30, 2020, the Company carried out 11 sale-leaseback transactions with a gain totaling R$372,712 and R$594,587 in the parent company and consolidated, respectively, recognized in the income statement under “Sale-Leaseback Transactions” in the group other operating revenues and expenses, net, as per Note 31.

20.	Suppliers

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020

Domestic Currency	50,164	48,345	1,339,628	1,164,193
Foreign Currency	15,403	24,357	472,398	481,001
Total	65,567	72,702	1,812,026	1,645,194

Current	65,551	72,702	1,773,284	1,612,536
Noncurrent	16	-	38,742	32,658

21.	Suppliers - Forfaiting

The Company has contracts that allow suppliers to prepay their receivables with a financial institution and which have been converted into working capital operations described in note 18. On September 30, 2021, the amount recorded under current liabilities from forfaiting operations totaled R$23,629 (on December 31, 2020 there was no current liabilities from forfaiting operations).

46

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

22.	Taxes to Collect

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
PIS and COFINS	780	216	20,889	23,647
Installments	-	-	35,423	41,641
Income Tax on Salaries	84	43	24,835	33,011
ICMS	-	-	327	472
Income Tax and Social Contribution to Collect	-	-	181	13
Others	43	33	6,185	7,192
Total	907	292	87,840	105,976

Current	907	292	61,876	73,614
Noncurrent	-	-	25,964	32,362

23.	Advance Ticket Sales

On September 30, 2021, the balance of Advance from ticket sales classified in current liabilities was R$2,297,031 (R$2,050,799 on December 31, 2020) and is represented by 6,241,768 tickets sold and not yet used (6,691,911 on December 31, 2020) with an average use of 115 days (102 days on December 31, 2020).

Balances of advance from ticket sales are shown net of breakage corresponding to R$256,013 on September 30, 2021 (R$299,188 on December 31, 2020).

On September 30, 2021, the Company has reimbursements payable for advance air tickets totaling R$340,736 (R$253,963 on December 31, 2020), recorded as Other liabilities in current liabilities.

24.	Frequent-Flyer Program

	Consolidated
	September 30, 2021	December 31, 2020
Frequent-Flyer Program	2,123,273	2,145,097
Others	2,904	5,817
Breakage	(551,003)	(569,952)
Total	1,575,174	1,580,962

Current	1,236,598	1,258,502
Noncurrent	338,576	322,460

Breakage consists of the estimate of miles with a high potential to expire without being used. CPC 47 - “Revenue from Agreement with Client”, corresponding to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

47

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.	Provisions

	Consolidated
	Post-Employment Benefits	Provisions for Aircraft and Engine Return	Processes Judicial (a)	Total
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896
Constitution (Reversal) of Provision	13,060	361,433	514,974	889,467
Provisions Used	-	(255,897)	(168,475)	(424,372)
Present Value Adjustment	-	53,975	-	53,975
Exchange Rate Change	-	45,617	(315)	45,302
Balances on September 30, 2021	112,609	1,236,043	738,616	2,087,268

On September 30, 2021
Current	-	330,648	-	330,648
Noncurrent	112,609	905,395	738,616	1,756,620
Total	112,609	1,236,043	738,616	2,087,268

On December 31, 2020
Current	-	169,381	-	169,381
Noncurrent	99,549	861,534	392,432	1,353,515
Total	99,549	1,030,915	392,432	1,522,896
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

25.1.	Post-Employment Benefits

The Company offers to its employees’ health care plans that, due to complying with current laws, generate liabilities with post-employment benefits.

The actuarial assumptions applied to measure the post-employment benefit remain the same as those disclosed in the annual financial statements.

Consolidated
September 30, 2021
Current Service Cost Recognized in Income (Expenses)	7,178
Cost of Interests Recognized in Income (Expenses)	5,882
Total	13,060

25.2.	Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under leases with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized as property, plant & equipment, under “Aircraft and Engine Overhauling”.

25.3.	Legal Proceedings

On September 30, 2021, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these claims will have their nature will be disclosed.

48

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Consolidated
	Probable Loss		Possible Loss
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Civil	179,821	100,806	58,981	64,181
Labor	387,007	269,297	187,015	238,702
Tax	171,788	22,329	622,188	574,356
Total	738,616	392,432	868,184	877,239

The Company discusses the non-application of the additional 1% rate of COFINS on imports of aircraft, parts, and components, totaling R$149,432 (R$94,790 on December 31, 2020). In the period ended September 30, 2021, given the decisions by the Superior Courts considering the legality of charging an additional rate on imports carried out by airlines, the Company reassessed the loss prognosis, reclassifying from possible loss to probable loss of the related debts.

Details on the other relevant lawsuits were disclosed in the financial statements for the year ended December 31, 2020.

26.	Shareholders’ Equity

26.1.	Share Capital

On June 4, 2021, the Company's Board of Directors resolved to increase the share capital stock to R$606,839, due to the corporate reorganization for Smiles’ merger, with the Company issuing 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares, with class B and C shares redeemed in June, within the approved merger proposal.

On June 15, 2021, the Board of Directors ratified the capital increase, totaling R$423,061 issuing 171,136,137 common shares and 12,581,185 preferred shares. In this same act, the 171,136,137 common shares were converted into 4,889,603 preferred shares issued by the Company, at the ratio of 35 common shares to 1 preferred share.

Finally, on July 28, 2021, the Company's Board of Directors approved a new capital increase, totaling R$2,088, issuing 430,333 preferred shares, all nominative and with no par value, referring to the stock exercised by employees eligible for the plan, as per Note 28.1.

On September 30, 2021, the share capital totaled R$4,041,424, represented by 3,178,042,063 shares, with 2,863,682,710 common shares and 314,359,353 preferred shares (R$3,009,436, represented by 3,137,706,967 shares, with 2,863,682,710 common shares and 274,024,257 preferred shares on December 31, 2020). The share capital is reduced by the costs to issue shares totaling R$155,618 on September 30, 2021 and December 31, 2020.

49

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s shares are held as follows:

	September 30, 2021			December 31, 2020
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Fundo Volluto (2)	100.00%	-	20.65%	100.00%	-	22.99%
Mobi FIA (1) (2)	-	32.81%	26.03%	-	37.57%	28.93%
Path Ltd. (2)	-	3.45%	2.74%	-	-	-
AirFrance - KLM	-	1.35%	1.07%	-	1.55%	1.19%
Others	-	1.54%	1.22%	-	1.91%	1.47%
Market	-	60.85%	48.28%	-	58.97%	45.41%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	Within the Exchangeable Senior Notes 2024, issued in 2019, due to transactions related to the ADS lending facility, Bank of America Corporation acquired 33,863,549 preferred shares, representing 10.8% of the total preferred shares on September 30, 2021.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).

The authorized share capital on September 30, 2021 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

26.2.	Treasury Shares

On September 30, 2021, the Company had 1,217,285 treasury shares, totaling R$41,514 (1,824,034 shares totaling R$62,215 on December 31, 2020). On September 30, 2021, the closing price of the Company's shares was R$20.71 (R$24.94 on December 31, 2020).

26.3.	Interim Dividends - Non-Controlling Shareholders

On March 25, 2021, Smiles Fidelidade's Board of Directors resolved to distribute interim dividends totaling R$500,000, of with R$263,008 were paid to parent company and R$236,992 allocated to minority shareholders and fully paid on April 16, 2021.

50

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.	Earnings (Loss) per Share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended on
	September 30, 2021			September 30, 2020
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Loss for the Period Attributed to Controlling Shareholders	(521,991)	(2,004,734)	(2,526,725)	(154,803)	(1,564,967)	(1,719,770)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	313,014		947,619	70,052
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	313,014		947,619	70,052
Basic Loss per Share	(0.182)	(6.405)		(0.163)	(22.340)
Diluted Loss per Share	(0.182)	(6.405)		(0.163)	(22.340)

	Parent Company and Consolidated
	Nine-month period ended on
	September 30, 2021			September 30, 2020
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Loss for the Period Attributed to Controlling Shareholders	(969,011)	(3,443,204)	(4,412,215)	(540,527)	(5,464,425)	(6,004,952)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	289,513		947,619	273,711
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	289,513		947,619	273,711
Basic Loss per Share	(0.338)	(11.893)		(0.570)	(19.964)
Diluted Loss per Share	(0.338)	(11.893)		(0.570)	(19.964)

51

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.	Share-Based Compensation

The conditions of the restricted share and stock options payment plans granted to the Company’s Executive Officers were disclosed in detail in the financial statements for the year ended December 31, 2020 and did not change during the period ended on September 30, 2021.

The movement of the stock options outstanding for the nine-month period ended on September 30, 2021 is as follows:

28.1.	Stock Option Plan – GOL

	Number of Stock Options	Average Price Weighted - Period
Options Outstanding on December 31, 2020	7,529,612	11.59
Options Granted	658,189	21.05
Options Exercised	(135,428)	6.81
Options canceled and adjustments in estimated prescribed rights	(654,479)	20.79
Options Outstanding on September 30, 2021	7,397,894	12.85

Number of Options Exercisable on:
December 31, 2020	5,752,726	10.32
September 30, 2021	6,596,885	11.79

The expense recognized in income (expenses) for the period corresponding to the stock option plans for the nine-month period ended on September 30, 2021 was R$7,642 (R$11,241 for the nine-month period ended on September 30, 2020).

28.2.	Restricted Share Plan – GOL

Total Restricted Shares
Restricted Shares on December 31, 2020	1,203,483
Shares Transferred (*)	(595,976)
Grants Granted	858,068
Restricted Shares Cancelled and Adjustments in Estimated Expired Rights	(40,292)
Restricted Shares on September 30, 2021	1,425,283

(*) In the period ended September 30, 2021, the Company transferred 581,499 shares through equity instruments (treasury shares) and the remaining, equivalent to 14,477 shares, were duly settled.

The expense recognized in income (expenses) for the period corresponding to the restricted shares plans for the nine-month period ended on September 30, 2021 was R$6,856 (R$4,964 for the nine-month period ended on September 30, 2020).

52

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

29.	Transactions with Related Parties

29.1.	Loan Agreements - Noncurrent Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
GOL	GLA	Loan	3.42%	895,506	915,226	-	-
GAC	GLA	Loan	(*)	1,305,992	1,347,546	6,523	8,791
Gol Finance	GLA	Loan	3.99%	4,822,827	2,634,559	-	-
Total				7,024,325	4,897,331	6,523	8,791

(*) According to the local legislation, the Company applies symbolic interest rates.

On September 30, 2021, the Company had no dividends and interest on shareholders’ equity receivable (R$24,120 on December 31, 2020).

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Agreements	Interest Rate (p.a.)	September 30, 2021	December 31, 2020
Gol Finance	GOL	Subscription Bonus(*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	01/2023	8.64%	1,219,881	1,149,501
Gol Finance	GAC	Loan	03/2025	3.83%	1,140,943	1,157,009
Gol Finance	Gol Finance Inc.	Loan	04/2023	1.92%	524,504	305,702
Gol Finance Inc.	Gol Finance	Loan	07/2020	11.70%	1,889	1,805
Smiles Fidelidade	GLA	Advance Ticket Purchases	12/2032	4.79%	-	2,011,291
Smiles Fidelidade	GLA	Mileage Sale	12/2032	-	-	9,627
Smiles Fidelidade	GLA	Management Fees	12/2032	-	-	308
Smiles Fidelidade	GLA	Indemnity Agreement Letter	-	-	-	530
GLA	Smiles Fidelidade	Shared Services	12/2032	-	-	6,363
GLA	Smiles Fidelidade	Onlending	12/2032	-	-	15,683
Smiles Fidelidade / GLA	Smiles Viagens	Dividends (**)	-	-	267	267
Smiles Viagens	Smiles Fidelidade / GLA	Onlendings (**)	-	-	7,178	414
Smiles Argentina	Smiles Fidelidade / GLA	Onlendings (**)	-	-	4,310	5,152
Total					3,501,322	5,266,002

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

(**) With the merger of Smiles Fidelidade into GLA on September 1, 2021, the credits (liabilities) were transferred to the merging company.

53

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

29.2.	Transportation and Consulting Services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the Company’s economic group:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2026.

In the period ended September 30, 2021, subsidiary GLA recognized a total expense related to these services of R$2,527 (R$5,097 for the period ended September 30, 2020). On the same date, the balance payable to related companies, under “suppliers”, was of R$4,199 (R$3,344 on December 31, 2020), and refers to transportation services with Viação Piracicabana Ltda and Expresso Caxiense S.A.

29.3.	Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airfare issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

29.4.	Commercial Partnership and Maintenance Agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the nine-month period ended on September 30, 2021, component maintenance expenses incurred at the AirFrance-KLM workshop were R$81,264 (R$171,290 in the period ended on September 30, 2020). On September 30, 2021, the Company has R$125,597 in the “Suppliers” account under current liabilities (R$72,519 as of December 31, 2020).

54

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

29.5.	Guarantee-Provision Compensation Agreement

On October 27, 2020, the Company, through its subsidiary Gol Finance, issued a debt (guaranteed financing) totaling US$250 million, with a guarantee of assets granted by Mobi FIA, by signing the Shares, Assets, and Credit Rights Pledge Agreement and, as a result, will receive a compensation from the Company, as per the agreement. In the period ended September 30, 2021, this debt was fully paid and the guarantees were freed.

29.6.	Compensation of the Key Management Personnel

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Salaries, Bonus and Benefits (*)	10,020	7,500	39,657	24,665
Payroll Charges	2,010	1,973	9,740	10,610
Share-Based Compensation	6,745	4,740	16,335	9,941
Total	18,775	14,213	65,732	45,216

(*) Includes compensation for members of management and audit committee.

30.	Revenue

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Passenger Transportation (*)	1,825,856	904,950	4,208,146	4,182,711
Cargo	90,785	72,236	257,829	217,361
Mileage Revenue	75,317	50,809	246,418	240,355
Other Revenues	11,179	2,816	26,404	40,583
Gross Revenue	2,003,137	1,030,811	4,738,797	4,681,010

Incurring Taxes	(88,086)	(55,891)	(227,747)	(200,515)
Net Revenue	1,915,051	974,920	4,511,050	4,480,495

(*) Of the total amount, the amounts of R$49,591 and R$156,753 in the three-month and nine-month periods ended on September 30, 2021 includes revenues from no-show, rescheduling, ticket cancellation (R$28,827 and R$185,780 for the periods of three-month and nine-month periods ended on September 30, 2020).

In the three-month and nine-month periods ended September 30, 2021, revenues earned in the foreign market represent less than 10% of total revenues.

55

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Costs of Services and Operational Expenses
	Parent Company
	Three-month period ended on		Nine-month period ended on
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Selling Expenses
Sales and Marketing	-	-	(345)	-
Other Selling Expenses	(24)	-	(72)	-
Total Selling Expenses	(24)	-	(417)	-

Administrative Expenses
Personnel	(2,599)	(2,202)	(10,411)	(3,626)
Services	(11,369)	(7,347)	(35,914)	(10,019)
Other Administrative Expenses	(3,381)	3,454	(75,439)	380
Total Administrative Expenses	(17,349)	(6,095)	(121,764)	(13,265)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (a)	-	-	-	372,712
Other Operating Expenses	2,262	(18,289)	2,742	(14,742)
Total Other Operating Revenues and (Expenses), Net	2,262	(18,289)	2,742	357,970

Total	(15,111)	(24,384)	(119,439)	344,705

(a) See Note 19.1

56

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cost of Services
Personnel	(293,485)	(201,214)	(901,952)	(711,389)
Fuels and Lubricants	(672,519)	(316,314)	(1,614,834)	(1,453,237)
Maintenance, Material and Repairs	(246,401)	(62,829)	(487,732)	(280,896)
Passenger Costs	(143,959)	(61,481)	(370,549)	(264,705)
Services	(46,407)	(43,908)	(124,399)	(130,324)
Landing Fees	(120,628)	(69,584)	(304,382)	(291,657)
Depreciation and Amortization	(237,603)	(152,298)	(670,763)	(758,069)
Other Operating Costs	(80,203)	(51,342)	(245,782)	(150,609)
Total Cost of Services	(1,841,205)	(958,970)	(4,720,393)	(4,040,886)

Selling Expenses
Personnel	(7,361)	(6,179)	(21,191)	(19,856)
Services	(25,978)	(13,136)	(75,960)	(65,222)
Sales and Marketing	(106,987)	(60,454)	(231,837)	(221,496)
Other Selling Expenses	(9,704)	(2,488)	(25,867)	(10,857)
Total Selling Expenses	(150,030)	(82,257)	(354,855)	(317,431)

Administrative Expenses
Salaries (a)	(203,122)	(158,249)	(514,936)	(382,852)
Services	(123,087)	(144,599)	(374,594)	(320,817)
Depreciation and Amortization	(24,895)	(30,593)	(83,163)	(96,054)
Other Administrative Expenses (b)	(301,619)	(47,863)	(475,253)	(149,298)
Total Administrative Expenses	(652,723)	(381,304)	(1,447,946)	(949,021)

Other Operating Revenues (Expenses)
Sale-Leaseback Transactions (d)	-	-	-	594,587
Boeing Agreement Expense Recovery	-	-	-	193,503
Recovery of Taxes	-	41,169	59,874	184,462
Idleness - Depreciation and Amortization (c)	(56,517)	(268,318)	(199,727)	(615,667)
Idleness - Personnel (c)	(74)	(72,894)	(394)	(160,802)
Other Operating Revenues (Expenses)	33,046	(12,793)	67,186	(1,866)
Total Other Operating (Expenses) Revenues, Net	(23,545)	(312,836)	(73,061)	194,217

Total	(2,667,503)	(1,735,367)	(6,596,255)	(5,113,121)
(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Council in the "Salaries" line item.
(b)	The increase in these expenses in the period is substantially related to provisions for legal proceedings, see note 25.3.
(c)	See Note 1.1
(d)	See Note 19.1

57

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.	Financial Income (Expenses)

	Parent Company				Consolidated
	Three-month period ended on		Nine-month period ended on		Three-month period ended on		Nine-month period ended on
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Financial Revenues
Gain from Derivatives	-	-	-	-	1,169	1,157	4,128	59,669
Derivative Gains - Capped Call (b)	15,753	4,255	15,753	33,227	15,753	4,255	15,753	33,227
Gains from Short-Term Investments	3,929	128	5,192	5,422	9,115	19,667	22,759	173,900
Cash Changes	241	419	978	1,367	4,834	14,264	14,462	22,071
(-) Taxes on Financial Revenues (a)	(1,158)	(440)	(2,047)	(1,497)	(4,394)	(7,577)	(14,149)	(32,460)
Unrealized Gains - Conversion Right – ESN (b)	43,245	205,494	168,199	857,110	43,245	205,494	168,199	857,110
Interest Assets	38,104	33,671	100,900	105,577	1,723	-	5,540	-
Others	2,955	1,221	8,953	9,686	7,261	5,324	25,665	23,714
Total Financial Revenues	103,069	244,748	297,928	1,010,892	78,706	242,584	242,357	1,137,231

Financial Expenses
Losses with Derivatives	-	-	-	-	(485)	(3,218)	(1,530)	(421,016)
Derivative Losses - Capped Call (b)	21,587	(6,473)	-	(154,973)	21,587	(6,473)	-	(154,973)
Unrealized Loss - Conversion Right – ESN (b)	-	(101,753)	-	(344,233)	-	(101,753)	-	(344,233)
Interest on Loans, Financing and Others	(193,881)	(153,859)	(528,534)	(435,832)	(295,891)	(215,817)	(745,981)	(627,810)
Banking Commissions and Expenses	(2,196)	(4,272)	(19,380)	(55,293)	(12,117)	(14,732)	(52,639)	(82,737)
Losses with Financial Investments	-	-	-	-	-	(210)	-	(63,104)
Interest on Leases	-	-	-	-	(210,609)	(226,758)	(655,667)	(529,297)
Others	(13,680)	(6,105)	(42,673)	(23,331)	(61,383)	(49,499)	(150,436)	(116,503)
Total Financial Expenses	(188,170)	(272,462)	(590,587)	(1,013,662)	(558,898)	(618,460)	(1,606,253)	(2,339,673)

Exchange Rate Change, Net	(292,993)	(108,328)	(156,870)	(990,752)	(1,486,966)	(551,232)	(1,085,661)	(4,064,660)

Total	(378,094)	(136,042)	(449,529)	(993,522)	(1,967,158)	(927,108)	(2,449,557)	(5,267,102)

(a)	Relative to taxes on Financial Revenues (PIS and COFINS), according to Decree 8,426 of April 1, 2015.
(b)	See Note 34.2.

58

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.	Commitments

On September 30, 2021, the Company had 104 firm orders (95 on December 31, 2020) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, in the current period, considers estimated contractual discounts, and corresponds to around R$28,016,577 (R$23,269,198 on December 31, 2020) corresponding to US$5,150,674 on September 30, 2021 (US$4,447,687 on December 31, 2020) and are segregated as follows:

	Consolidated
	September 30, 2021	December 31, 2020
2021	452,830	-
2022	2,592,843	-
2023	3,853,333	3,353,702
2024 onwards	21,117,571	19,915,496
Total	28,016,577	23,269,198

Of the total commitments presented above, the Company should disburse the amount of R$9,102,884 (corresponding to US$1,673,509 on September 30, 2021) as prepayments for aircraft acquisition, according to the financial flow below:

	Consolidated
	September 30, 2021	December 31, 2020
2021	108,788	184,951
2022	222,674	1,287,077
2023	1,333,076	2,657,000
2024 onwards	7,438,346	4,186,740
Total	9,102,884	8,315,768

The Company leases its entire aircraft fleet through a combination of leases without a purchase option. On September 30, 2021, the total fleet had 129 aircraft.

34.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Risk Policy Committee in line with the Risk Management Policy and submitted to the Board of Directors.

The details regarding the way the Company manages risks have been widely presented in the financial statements related to the year ended December 31, 2020. Since then, there has been no changes.

59

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on September 30, 2021 and December 31, 2020 are shown below:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Cost Amortized		Measured at Fair Value through Income (Expenses)		Cost Amortized
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Assets							March 31, 2021	December 31, 2020
Cash and Bank Deposits	30,688	374,271	-	-	170,134	428,812	-	-
Cash Equivalents	313,144	49,666	-	-	873,224	234,018	-	-
Financial Investments	373	236	-	-	90,232	629,335	-	-
Restricted Cash	4,301	4,201	-	-	307,866	544,607	-	-
Trade Receivables	-	-	-	-	-	-	638,864	739,699
Rights from Derivative Transactions	107,290	87,663	-	-	109,892	128,809	-	-
Deposits (a)	-	-	2,720	68,423	-	-	1,302,932	1,390,890
Dividends and Interest on Shareholders’ Equity to Receive	-	-	-	24,120	-	-	-	-
Credits with Related Companies	-	-	7,024,325	4,897,331	-	-	-	-
Other Credits	-	-	9,045	9,640	-	-	154,992	179,160

Liabilities
Loans and Financing (b)	177,474	346,030	9,558,538	7,283,683	177,474	346,030	11,621,213	9,630,936
Leases to Pay	-	-	-	-	-	-	9,099,794	7,584,192
Suppliers	-	-	65,567	72,702	-	-	1,812,026	1,645,194
Suppliers - Forfaiting	-	-	-	-	-	-	23,629	-
Liabilities with Derivative Transactions	-	-	-	-	-	5,297	-	-
Liabilities to Related Parties	-	-	6,523	8,791	-	-	-	-
Other Liabilities	-	-	581,587	316,030	-	-	1,034,147	618,754
(a)	Excludes court deposits, as described in Note 14.
(b)	The amounts on September 30, 2021 and December 31, 2020, classified as measured at fair value through income (expense), are related to the derivative contracted through Exchange Senior Notes.

60

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

During the period ended on September 30, 2021, there was no change on the classification between categories of the financial instruments.

34.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-Derivative
	Fuel	Interest Rate	Exchange Rate	Capped Call	ESN 2024	Revenue Hedge	Total
Fair Value Changes
Rights (Liabilities) with Derivatives on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Gains (Losses) Recognized in Income (Expenses)	-	-	635	19,627	168,556	-	188,818
Gains Recognized in Equity Valuation Adjustments	98,015	-	-	-	-	-	98,015
Received During the Period	(129,579)	-	(2,318)	-	-	-	(131,897)
Derivative Rights (Liabilities) on September 30, 2021	2,602	-	-	107,290	(177,474)	-	(67,582)
Rights from Derivative Transactions	2,602	-	-	107,290	-	-	109,892
Loans and Financing	-	-	-	-	(177,474)	-	(177,474)

Changes in the Adjustment of Equity Valuation
Balances on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)
Fair Value Adjustments during the Period	98,015	-	-	-	-	-	98,015
Adjustments of Hedge Accounting of Revenue	-	-	-	-	-	243,748	243,748
Net Reversals to Income (Expenses)	55,062	4,810	-	-	-	1,004	60,876
Balances on September 30, 2021	(11,712)	(298,397)	-	-	-	(598,328)	(908,437)

Effects on Income (Expenses)	(55,062)	(4,810)	635	19,627	168,556	(244,752)	(115,806)
Net Revenue	-	-	-	-	-	(185)	(185)
Cost of Services	(58,484)	-	-	-	-	-	(58,484)
Financial Income (Expenses)	3,422	(4,810)	635	15,753	168,199	-	183,199
Exchange Rate Change	-	-	-	3,874	357	(244,567)	(240,336)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - Financial Instruments (equivalent to IFRS 9).

On September 30, 2021, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in US Dollar.

The schedule for realizing the balance of equity valuation adjustments on September 30, 2021, referring to cash flow hedges, is as follows:

	2021	2022	2023	2024	2025	2025 onwards
Fuel	(2,483)	(9,229)	-	-	-	-
Interest Rate	(1,567)	(7,157)	(28,025)	(32,773)	(34,411)	(194,464)
Revenue Hedge	(5,899)	(106,379)	(312,965)	(173,085)	-	-
Total	(9,949)	(122,765)	(340,990)	(205,858)	(34,411)	(194,464)

34.3.	Market Risks

34.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate such risks, the Company can use derivative financial instruments.

61

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The table below shows the sensitivity analysis considering the fluctuation in prices of the aircraft fuel barrel in US dollars, based on the price on September 30, 2021 of US$75.03:

	Fuel
	US$/bbl (WTI)	R$ (000)
Decline in Prices/Barrel (-25%)	52.92	(2,091)
Decline in Prices/Barrel (-10%)	67.53	(919)
Increase in Prices/Barrel (+10%)	82.17	783
Increase in Prices/Barrel (+25%)	88.20	2,188

34.3.2.	Interest Rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On September 30, 2021, the Company did not have derivatives to hedge this exposure.

On September 30, 2021, the Company held financial investments and debts with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on September 30, 2021 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Short-Term Investments Net of Financial Debt (a)
Risk	CDI Rate Drop	Libor Rate Increase
Reference Rates	6.15%	0.15%
Exposed Balances (b)	668,095	(3,064,879)
Favorable Scenario II (-25%)	8,710	1,117
Favorable Scenario I (-10%)	3,484	447
Adverse Scenario I (+10%)	(3,484)	(447)
Adverse Scenario II (+25%)	(8,710)	(1,117)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book equity balances recorded on September 30, 2021.

34.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

62

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Assets
Cash, Short-Term Investments and Restricted Cash	33,497	374,979	128,766	491,258
Trade Receivables	-	-	131,132	120,167
Deposits	2,720	68,423	1,302,932	1,390,890
Rights from Derivative Transactions	107,290	87,663	109,892	128,809
Total Assets	143,507	531,065	1,672,722	2,131,124

Liabilities
Loans and Financing	(9,736,012)	(7,629,713)	(11,025,427)	(9,132,988)
Leases to Pay	-	-	(9,058,523)	(7,536,677)
Suppliers	(15,402)	(24,357)	(472,398)	(481,001)
Provision for Aircraft and Engine Return	-	-	(1,236,043)	(1,030,915)
Liabilities with Derivative Transactions	-	-	-	(5,297)
Total Liabilities	(9,751,414)	(7,654,070)	(21,792,391)	(18,186,878)

Exchange Rate Exposure Liabilities	(9,607,907)	(7,123,005)	(20,119,669)	(16,055,754)

Commitments Not Recorded in the Statements of Financial Position
Future Liabilities Resulting from Firm Aircraft Orders	(28,016,577)	(23,269,198)	(28,016,577)	(23,269,198)
Total	(28,016,577)	(23,269,198)	(28,016,577)	(23,269,198)

Total Exchange Rate Exposure R$	(37,624,484)	(30,392,203)	(48,136,246)	(39,324,952)
Total Exchange Rate Exposure - US$	(6,917,028)	(5,848,366)	(8,849,551)	(7,567,293)
Exchange Rate (R$/US$)	5.4394	5.1967	5.4394	5.1967

On September 30, 2021, the Company considered the closing exchange rate of R$5.4394/US$1.00 as the likely scenario. The table below shows the sensitivity analysis and the effect on Income (Expenses) of exchange rate fluctuations in the exposure on September 30, 2021:

		Effect on Income (Expenses)
	Exchange Rate	Parent Company	Consolidated
Net Liabilities Exposed to the Risk of Appreciation of the U.S. dollar	5.4394	9,607,907	20,119,669
Dollar Depreciation (-25%)	4.0796	2,401,977	5,029,917
Dollar Depreciation (-10%)	4.8955	960,791	2,011,967
Dollar Appreciation (+10%)	5.9833	(960,791)	(2,011,967)
Dollar Appreciation (+25%)	6.7993	(2,401,977)	(5,029,917)

34.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

63

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents, and short-term investments are deposited with counterparties rated local investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

34.5.	Liquidity Risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating liabilities at the maturity dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs, and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on September 30, 2021 and December 31, 2020 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	163,272	-	8,735,611	837,129	9,736,012
Suppliers	65,551	-	16	-	65,567
Liabilities to Related Parties	-	-	6,523	-	6,523
Other Liabilities	52	-	581,535	-	581,587
On September 30, 2021	228,875	-	9,323,685	837,129	10,389,689

Loans and Financing	638,965	-	6,201,580	789,168	7,629,713
Suppliers	72,702	-	-	-	72,702
Liabilities to Related Parties	8,791	-	-	-	8,791
Other Liabilities	-	-	316,030	-	316,030
On December 31, 2020	720,458	-	6,517,610	789,168	8,027,236

64

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	1,780,666	67,446	9,054,208	896,367	11,798,687
Leases to Pay	1,357,346	781,419	4,918,686	2,042,343	9,099,794
Suppliers	1,773,284	-	38,742	-	1,812,026
Other Liabilities	408,107	-	626,040	-	1,034,147
On September 30, 2021	5,319,403	848,865	14,637,676	2,938,710	23,744,654

Loans and Financing	2,120,462	232,817	6,804,167	819,520	9,976,966
Leases to Pay	647,850	669,158	4,763,614	1,503,570	7,584,192
Suppliers	1,612,536	-	32,658	-	1,645,194
Liabilities with Derivative Transactions	5,297	-	-	-	5,297
Other Liabilities	287,275	-	331,479	-	618,754
On December 31, 2020	4,673,420	901,975	11,931,918	2,323,090	19,830,403

34.6.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	Consolidated
	September 30, 2021	December 31, 2020
Total Loans and Financing	11,798,687	9,976,966
Total Leases Payable	9,099,794	7,584,192
(-) Cash and Cash Equivalents	(1,043,358)	(662,830)
(-) Short-Term Investments	(90,232)	(629,335)
(-) Restricted Cash	(307,866)	(544,607)
Net Debt	19,457,025	15,724,386

35.	Non-Cash Transactions

	Parent Company
	September 30, 2021	September 30, 2020
Share-Based Compensation (Investments / Capital Reserves)	15,125	16,984
Unrealized Income (Expenses) of Derivatives (Investments/Equity Valuation Adjustment)	402,639	(1,122,172)
Actuarial Losses from Post-Employment Benefits	-	27,287
Capital Increase by Issuing Shares to Minority Shareholders	606,839	-
Income (Expenses) on the Sale of Treasury Shares	279	-
Transfer of Treasury Shares	19,834	-

65

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	September 30, 2021	September 31, 2020
Acquisition of Property, Plant & Equipment Through Financing (Property, Plant & Equipment / Loans And Financing)	-	25,974
Restricted Cash Debt Amortization (Restricted Cash / Loans and Financing)	198,270	-
Debt Amortization with Deposits Invested (Deposits / Leases to Pay)	41,973	18,920
Right of Use of Flight Equipment (Property, Plant & Equipment / Leases Payable)	1,200,866	131,014
Financial Lease Agreement Renegotiation (Property, Plant & Equipment / Leases Payable)	255,334	115,692
Actuarial Losses from Post-Employment Benefits	-	27,287
Leaseback (Property, Plant & Equipment/Leases)	-	35,316
Forfaiting Risk (Suppliers - Forfaiting Risk / Loans)	-	359,337
Provision for Aircraft Return (Property, Plant & Equipment / Provisions)	27,024	-
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustment)	402,639	824,551
Capital Increase by Issuing Shares to Minority Shareholders	606,839	-
Capital Reserve Recognized	744,450	42,463
Income (Expenses) on the Sale of Treasury Shares	279	-
Transfer of Treasury Shares	19,834	-

66

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

36.	Liabilities from Financing Activities

The changes in and equity instruments issued liabilities from the Company’s financing activities in the periods ended September 30, 2021 and 2020 are as follows:

36.1.	Parent Company

	September 30, 2021
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash used in Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Capital Increase from Non-Controlling Interests	Capital Increase with Shares to be Issued	Income (Expenses) on the Sale and Transfer of Treasury Shares	Closing Balance
Loans and Financing	7,629,713	1,762,110	(501,091)	396,661	616,818	(168,199)	-	-	-	9,736,012
Share Capital	3,009,436	423,061	-	-	-	-	606,839	2,088	-	4,041,424
Shares to Issue	1,180	920	-	-	-	-	-	(2,088)	-	12
Treasury Shares	(62,215)	588	-	-	-	-	-	-	20,113	(41,514)

				September 30, 2020
				Adjustment to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Flows from Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	6,595,140	(764,054)	(465,842)	2,449,317	449,381	(512,876)	7,751,066

67

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

36.2.	Consolidated

	September 30, 2021
				Non-Cash Transactions					Adjustments to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Used in Operating Activities	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Transaction with Non-Controlling Shareholders, Shares to be Issued and Sale/Transfer of Treasury Shares	Amortization with Linked Assets	Distribution of Interim Dividends	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	9,976,966	1,600,097	(585,199)	-	-	(198,270)	-	466,315	706,977	(168,199)	11,798,687
Leases to Pay	7,584,192	(923,889)	21,884	1,456,200	-	(41,973)	-	347,713	655,667	-	9,099,794
Dividends and ISE to Pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share Capital	3,009,436	423,061	-	-	608,927	-	-	-	-	-	4,041,424
Shares to Issue	1,180	920	-	-	(2,088)	-	-	-	-	-	12
Treasury Shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital Reserves	207,246	(744,450)	15,125	-	724,337	-	-	-	-	-	202,258

(1)	The amount is recorded in the Other Liabilities group, in current liabilities.

				September 30, 2020
					Non-Cash Transactions				Adjustment to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Flows from Operating Activities	Property, Plant and Equipment Acquisition Through Financing	Forfaiting	Gains (Losses) Recognized in Equity Valuation Adjustments	Deposit in Guarantee	Write-Offs	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Write-Offs and Contractual Amendments	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	8,409,841	(944,306)	(541,766)	25,974	359,337	-	-	-	2,945,766	541,748	-	(512,876)	10,283,718
Leases to Pay	6,052,780	(755,208)	(4,592)	131,014	-	-	(18,920)	(150,044)	2,309,877	533,888	(115,411)	-	7,983,384
Derivatives	(127,119)	21,800	(749,915)	-	-	824,551	-	-	(21,855)	-	-	103,445	50,907

68

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

37.	Subsequent Events

On October 26, 2021, the Company completed the refinancing of short-term loans and financing with local banks in a volume total of R$1,173,550, through the extension of the 7th Series of Debentures in the amount of R$563,333 and the issue of the 8th Series of Simple Non-Convertible Debentures (" Debentures”) in the amount of R$610,217, by GOL Linhas Aéreas S.A. (GLA). The funds from the Debentures will mature in October 2024 and were fully used to amortize the Company's short-term debt, consisting of import financing and working capital lines. With this transaction, there is an extension in the average term of liabilities, improvement in credit metrics and a reduction in the Company's cost of debt. The financial covenants contractually provided for in the 7th and 8th Debentures will be measured as of December 31, 2022.

69

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer